UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 7, 2023
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Credit Suisse AG
(Registrant's Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This

Form

6-K

consists

of

the

30

September

2023

Pillar

3

Report

for

UBS

Group

and

significant

regulated
subsidiaries and sub-groups, which appears immediately following this page.

Pillar 3 Report

30 September 2023

UBS Group and significant regulated subsidiaries

and sub-groups

Terms used in this report, unless the context requires

otherwise
“UBS,” “UBS Group,” “UBS Group

AG consolidated,” “Group,”

“the Group,” “we,” “us” and

“our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”
UBS AG and its consolidated subsidiaries
“Credit Suisse AG” and “Credit Suisse

AG consolidated”
Credit Suisse AG and its consolidated subsidiaries
“Credit Suisse Group“ and “Credit Suisse Group

AG consolidated”
Pre-acquisition Credit Suisse Group
”Credit Suisse”

Credit Suisse AG and its consolidated subsidiaries,

Credit Suisse
Services AG and other small former Credit Suisse Group

entities now
directly held by UBS Group AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“Credit Suisse Group AG” and

“Credit Suisse Group AG standalone”
Credit Suisse Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“Credit Suisse AG standalone” Credit Suisse AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000
In this report, unless the context requires otherwise,

references

to any gender shall apply to all genders.

Table of contents
UBS Group
2
Section 1
Introduction and basis for preparation
4
Section 2
Key metrics
6
Section 3
Overview of risk-weighted assets
10
Section 4
Going and gone concern requirements
and eligible capital
11
Section 5
Leverage ratio
13
Section 6
Liquidity and funding
Significant regulated subsidiaries and sub-groups
15
Section 1
Introduction
16
Section 2
UBS AG consolidated
20
Section 3
UBS AG standalone
24
Section 4
UBS Switzerland AG standalone
30
Section 5
UBS Europe SE consolidated
31
Section 6
UBS Americas Holding LLC consolidated
32
Section 7
Credit Suisse AG consolidated
36
Section 8
Credit Suisse AG standalone
40
Section 9
Credit Suisse (Schweiz) AG consolidated
43
Section 10
Credit Suisse (Schweiz) AG standalone
47
Section 11
Credit Suisse International standalone
48
Section 12
Credit Suisse Holdings (USA),
Inc. consolidated

Appendix
50
Abbreviations frequently used in our financial reports
52
Cautionary statement
Contacts
General inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong SAR +852-2971 8888
Singapore +65-6495 8000
Investor Relations
UBS’s Investor Relations team
manages relationships with
institutional investors, research
analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234 4100
New York +1-212-882 5734
Media Relations
UBS’s Media Relations team

manages relationships with global
media and journalists.
ubs.com/media
Zurich +41-44-234 8500
mediarelations@ubs.com
London +44-20-7567 4714

ubs-media-relations@ubs.com
New York +1-212-882 5858

mediarelations@ubs.com
Hong Kong SAR +852-2971 8200
sh-mediarelations-ap@ubs.com
Office of the Group Company
Secretary
The Group Company Secretary
handles inquiries directed to the
Chairman or to other members
of the Board of Directors.
UBS Group AG, Office of the

Group Company Secretary
P.O.

Box, CH-8098 Zurich,
Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235 6652
Shareholder Services
UBS’s Shareholder Services team,

a unit of the Group Company
Secretary’s office, manages
relationships with shareholders and
the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
P.O.

Box, CH-8098 Zurich,
Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235 6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
P.O.

Box 505000

Louisville, KY 40233-5000, USA
Shareholder online inquiries:
www-us.computershare.com/
investor/contact
Shareholder website:
computershare.com/investor
Calls from the US

+1-866-305-9566
Calls from outside the US

+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2023. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

30 September 2023 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

2
UBS Group
Introduction and basis for preparation
Scope of Basel III Pillar 3 disclosures
The

Basel

Committee

on

Banking

Supervision

(the

BCBS)

Basel III

capital

adequacy

framework

consists

of

three
complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market,
operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review
process, emphasizing the need for a qualitative approach to supervising banks. Pillar

3 requires banks to publish a range
of disclosures, mainly covering risk, capital, leverage,

liquidity and remuneration.
This report

provides Pillar 3

disclosures for

the UBS

Group, including

the acquired

Credit Suisse

Group, and

prudential
key

figures

and

regulatory

information

for

UBS AG

consolidated

and

standalone,

UBS Switzerland

AG

standalone,
UBS Europe SE consolidated,

and UBS Americas Holding LLC consolidated, as

well as Credit Suisse AG consolidated

and
standalone, Credit Suisse

(Schweiz) AG consolidated and

standalone, Credit Suisse

International standalone, and Credit
Suisse

Holdings

(USA),

Inc.

consolidated

in

the

respective

sections

under

“Significant

regulated

subsidiaries

and

sub-
groups.”

This Pillar 3 Report

has been prepared

in accordance

with Swiss Financial

Market Supervisory Authority

(FINMA) Pillar 3
disclosure requirements

(FINMA Circular

2016/1 “Disclosure

– banks”)

as revised

on 8 December

2021, the

underlying
BCBS guidance

“Revised Pillar

3 disclosure

requirements”

issued in

January 2015,

the “Frequently

asked questions

on
the revised Pillar 3

disclosure requirements”

issued in August 2016, the

“Pillar 3 disclosure requirements

– consolidated
and

enhanced

framework”

issued

in

March

2017

and

the

subsequent

“Technical

Amendment

–

Pillar 3

disclosure
requirements – regulatory treatment

of accounting provisions” issued in August 2018.
As UBS

is considered

a

systemically

relevant

bank

(an

SRB) under

Swiss banking

law, UBS Group

AG,

UBS AG,

Credit
Suisse AG

and Credit

Suisse (Schweiz)

AG are

required to

comply with

regulations based

on the

Basel III framework

as
applicable to Swiss SRBs on a consolidated basis.

Local

regulators

may

also

require

the

publication

of

Pillar 3

information

at

a

subsidiary

or

sub-group

level.

Where
applicable, these local disclosures

are provided under

“Holding company and significant

regulated subsidiaries and sub-
groups” at
ubs.com/investors
.
Significant regulatory developments, disclosure requireme

nts and other changes
Introduction of a public liquidity backstop in Switzerl

and
In September

2023, the

Swiss Federal

Council adopted

a dispatch

and draft

legislation on

the introduction

of a

public
liquidity backstop

(a PLB)

for systemically

important banks

(SIBs). The

proposed legislative

changes aim

to establish

the
PLB as part

of ordinary

law in order

to enable the

Swiss government and

the Swiss

National Bank (the

SNB) to support
an

SIB

domiciled

in

Switzerland

with

liquidity

in

the

process

of

resolution,

in

line

with

other

financial

centers.

The
introduction of the

PLB is

intended to

increase the confidence

of market participants

in the

ability of

SIBs to be

successfully
recapitalized

and

remain

solvent

in

a

crisis.

Furthermore,

the

draft

legislation

provides

that

SIBs

will

pay

the

Swiss
Confederation an annual fee to mitigate a potential impact on competition and to compensate the Swiss Confederation for its guarantee to the SNB of the PLB, if required.

In addition to the PLB, the proposed legislative changes would enact into ordinary law additional provisions contained in
the

emergency

ordinance

of

March

2023,

including

mandated

clawback

of

variable

compensation

in

the

event

that
government support is provided to an SIB.
In a next step, the Swiss Parliament will assess the proposed legislation, and if adopted, legislative changes are expected to come into force by January 2025, at the earliest.
Findings of the group of experts on banking stability
In

September

2023,

a

group

of

experts

on

banking

stability,

mandated

by

the

Swiss

Federal

Department

of

Finance,
published a

report considering

the role

of banks

and the

legal and regulatory

framework related

to the

stability of

the
Swiss financial center.

The report concludes that the Swiss capital regulation

is working as intended and that there

is no
need for a major revision. However,

the report sees a need for reforms with regard to banking supervision and proposes that

the

relevant

authorities

be

granted

broader

powers.

Furthermore,

the

report

suggests

improvements

regarding
liquidity regulations, including a proposal to extend the supply of liquidity in the case of a crisis. The report also suggests that Swiss authorities should make

improvements with regard

to crisis preparation and

management. The Swiss Federal
Council will

consider the

findings of

the group

of experts

in its

too-big-to-fail (TBTF)

review report

to be

presented

by
April 2024.

30 September 2023 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

3
Revisions to the Swiss Liquidity Ordinance
In

the

third

quarter

of

2023,

the

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

communicated

the

liquidity
requirements arising from

the revisions to

the Swiss Liquidity Ordinance,

with the aim of strengthening

the resilience of
SIBs in Switzerland. The impacted legal entities of the UBS Group expect to be compliant with these requirements

when
they become effective on 1 January 2024.
Impact of our acquisition of Credit Suisse Group on

Basel III Pillar 3 disclosures
On 12 June

2023, UBS Group AG

acquired Credit

Suisse Group

AG, succeeding

by operation

of Swiss

law to

all assets
and liabilities

of Credit

Suisse Group

AG, and

became the

direct or

indirect shareholder

of all

of the

former direct

and
indirect subsidiaries of Credit Suisse Group AG. With the second quarter Pillar 3 report, we have included the impacts of
the acquisition of the Credit Suisse Group in the scope of UBS Group AG consolidated, and we have included significant regulated subsidiaries and sub-groups related

to Credit Suisse. In this third

quarter 2023 Pillar 3 report,

the comparative
period

30 June

2023

therefore

includes

the

impact

of

the

acquisition

of

the

Credit

Suisse

Group,

while

comparative
periods prior to 30 June 2023 reflect information prior to

the acquisition of Credit Suisse.
›
Refer to the “Recent developments” section of the

UBS Group third quarter 2023 report, available under “Quarterly reporting”

at
ubs.com/investors
, for more information about the integration

of the Credit Suisse Group
IFRS 3 measurement period adjustments in the third quarter

of 2023 for the acquisition of the Credit Suisse Group
UBS has reclassified certain

loans and off-balance

sheet loan commitments

held by the newly

established Non-core and
Legacy

business

division

to

“measured

at

fair

value

through

profit

or

loss”.

Refer

to

“Note

2

Accounting

for

the
acquisition of the

Credit Suisse Group” in

the “Consolidated financial

statements” section of

the UBS Group

third quarter
2023 report for details

on the accounting

treatment, and respective adjustments to

the comparative second quarter

2023
information.

We

have

applied

the

amended

classification

and

measurement

for

LRD

and

RWA

calculation

purposes
prospectively from the third

quarter of 2023.
Frequency and comparability of Pillar 3 disclosures

FINMA

has

specified

the

reporting

frequency

for

each

disclosure,

as

outlined

in

the

“Introduction

and

basis

for
preparation” section of

the 31 December 2022

Pillar 3 Report, available under

“Pillar 3 disclosures” at
ubs.com/investors
.
In line with

the FINMA-specified disclosure frequency and

requirements for disclosure with

regard to comparative periods,
we provide quantitative comparative information as of 30 June 2023 for disclosures required on a quarterly basis. Where specifically required by FINMA and / or the BCBS, we disclose comparative information for additional reporting dates.
›
Refer to the 30 June 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors , for more information about
previously published quarterly movement commentary

30 September 2023 Pillar 3 Report |
UBS Group | Key metrics

4
Key metrics
Key metrics of the third quarter of 2023
The KM1 and KM2

tables below are

based on Basel

Committee on Banking

Supervision (BCBS) Basel

III rules. The

KM2
table includes a

reference to the

total loss-absorbing capacity

(TLAC) term sheet,

published by the

Financial Stability Board
(the

FSB).

The

FSB

provides

this

term

sheet

at
fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-
sheet
.
Our capital ratios slightly

decreased, reflecting a decrease in

our common equity tier 1 (CET1)

capital,

offset by a decrease
in risk-weighted assets (RWA). Our

leverage ratio increased, reflecting a

decrease in the leverage

ratio denominator (the
LRD), partly offset by a decrease in our CET1 capital.
Our CET1 capital

decreased by USD 1.7bn

to USD 78.6bn, mainly

reflecting an operating

loss before tax

of USD 0.3bn,
current tax expenses of USD 0.6bn, negative effects from foreign currency translation of USD 0.6bn, dividend accruals of
USD 0.5bn

and

amortization

of

transitional

CET1

purchase

price

allocation

(PPA)

adjustments

(interest

rate

and

own
credit) of

USD 0.3bn (net

of tax).

These effects

were partly

offset by

a USD 0.2bn

decrease in

the shortfall

in expected
credit loss allowances and

provisions over Basel III expected losses

and a USD 0.1bn increase in

eligible deferred tax assets
on temporary differences.
As part

of the

acquisition of

the Credit

Suisse Group,

the assets

acquired and

liabilities assumed,

including contingent
liabilities, were recognized at fair value as of the acquisition date in accordance with IFRS 3,
Business Combinations
. The
PPA

fair

value

adjustments

required

under

IFRS 3

are

recognized

as

part

of

negative

goodwill

and

include

effects

on
financial instruments measured at amortized cost,

such as fair value impacts from interest rates

and own credit, that are
expected

to accrete

back to

par

through the

income

statement

as the

instruments

are

held to

maturity.

Similar

own-
credit-related effects

have also

been recognized

as part

of the

PPA adjustments

on financial

liabilities measured

at fair
value. As

agreed with

the Swiss

Financial Market

Supervisory Authority

(FINMA), a

transitional CET1

capital treatment
has

been

applied

for

certain

of

these

fair

value

adjustments,

given

the

substantially

temporary

nature

of

the

IFRS-3-
accounting-driven effects. As such, IFRS equity reductions of USD 5.9bn (before tax)

and USD 5.0bn (net of tax) as of the
acquisition date have been

neutralized for CET1 capital

calculation purposes, of which

USD 1.0bn (net of tax)

relates

to
own-credit-related fair value

adjustments. The transitional

treatment is subject

to linear amortization

and will reduce

to
nil by

30 June 2027.

In the

third quarter

of 2023,

the amortization

of transitional

CET1 PPA

adjustments (interest

rate
and own credit) was USD 0.3bn (net of tax).
Our tier 1 capital

decreased by USD 1.7bn

to USD 91.5bn, predominantly

reflecting the aforementioned

decrease in CET1
capital.

On

20 October

2023,

we

announced

that

we

would

redeem

an

additional

tier 1

(AT1)

capital

instrument

on
28 November 2023

(ISIN CH0447353704

with a

nominal amount

of SGD

700bn, issued

on 28 November

2018). This
instrument remained eligible as AT1 capital as of 30 September

2023.
The TLAC available as

of 30 September 2023

included CET1 capital,

AT1 capital and non-regulatory

capital elements of
TLAC. Under the

Swiss systemically relevant

bank framework, including

transitional arrangements,

TLAC excludes 45%
of

the

gross

unrealized

gains

on

debt

instruments

measured

at

fair

value

through

other

comprehensive

income

for
accounting

purposes,

which

for

regulatory

capital

purposes

are

measured

at

the

lower

of

cost

or

market

value.

This
amount was negligible as of 30 September 2023 but is included as available TLAC in the KM2 table in this section

.
Our available

TLAC decreased by

USD 1.1bn to USD 194.9bn,

mainly due

to the

aforementioned decrease in

tier 1 capital,
partly offset by a USD 0.6bn increase in TLAC-eligible senior unsecured debt. The increase of USD 0.6bn in TLAC-eligible senior unsecured debt was mainly due

to three new issuances of TLAC-eligible senior

unsecured debt denominated in US
dollars of USD 4.5bn, largely offset

by a call of one TLAC-eligible

unsecured debt instrument denominated

in US dollars
of

USD 1.3bn,

and

interest

rate

risk

hedge,

foreign

currency

translation

and

other

effects.

On

18 October

2023,

we
announced that we would redeem TLAC-eligible senior unsecured debt on 8 November 2023 (ISIN CH0445624981 with a nominal amount of

JPY 130bn, issued on 9 November 2018).

This instrument remained eligible as

gone concern capital
as of 30 September 2023.
During

the

third

quarter

of

2023,

RWA

decreased

by

USD 10.1bn

to

USD 546.5bn,

mainly

driven

by

decreases

of
USD 6.6bn in

credit risk

and USD

2.3bn in

counterparty

credit risk

RWA, partly

offset

by an

increase

of USD

0.4bn in
market risk RWA.
Leverage ratio exposure decreased by

USD 62.1bn to USD 1,615.8bn.

The decrease was primarily

driven by asset size

and
other movements of

USD 37.1bn, mainly driven

by on-balance sheet exposures

and off-balance sheet

items, and currency
effects of USD 24.9bn.

30 September 2023 Pillar 3 Report |
UBS Group | Key metrics

5
The quarterly average liquidity

coverage ratio (the LCR) of

the UBS Group increased

21.3 percentage points to 196.5%,
remaining above the prudential requirement communicated

by FINMA. The movement in the average LCR was primarily
driven

by

an

increase

in

high-quality

liquidity

assets

(HQLA)

of

USD 110.4bn

to

USD 367.5bn,

partly

offset

by

a
USD 42.3bn increase

in net cash

outflows to USD 187.3bn.

The movements

in both HQLA

and net cash

outflows were
substantially attributable to the

effect of the acquisition

of the Credit Suisse Group

on 12 June 2023, with only

15 days
of post-acquisition effect included in the average

LCR for the second quarter of 2023.

As of

30 September 2023,

the net

stable funding

ratio of

the UBS

Group increased

3.1 percentage points

to 120.7%,
remaining

above

the

prudential

requirement

communicated

by FINMA.

Available

stable

funding

decreased

slightly

by
USD 0.4bn to USD 872.7bn, reflecting higher customer

deposits, substantially offset by a decrease in

debt issued, lower
payables from securities financing

transactions, and lower

capital. Required stable funding

decreased by USD 19.2bn to
USD 722.9bn, predominantly reflecting lower lending assets and, to a lesser extent, lower trading assets, partly offset by higher derivative balances.
KM1: Key metrics
USD m, except where indicated
30.9.23 30.6.23 31.3.23 31.12.22 30.9.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1
78,587 80,258 44,590 45,457 44,664
2 Tier 1
1
91,546 93,287 57,694 58,321 59,359
3 Total capital
1
91,546 93,287 58,182 58,806 59,845
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA) 546,491 556,603 321,660 319,585 310,615
4a Minimum capital requirement
2
43,719 44,528 25,733 25,567 24,849
4b Total risk-weighted assets (pre-floor) 546,491 556,603 321,660 319,585 310,615
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1
14.38 14.42 13.86 14.22 14.38
6 Tier 1 ratio (%)
1
16.75 16.76 17.94 18.25 19.11
7 Total capital ratio (%)
1
16.75 16.76 18.09 18.40 19.27
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%) 2.50 2.50 2.50 2.50 2.50
9 Countercyclical buffer requirement (%) 0.15 0.11 0.09 0.07 0.02
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)
0.31 0.30 0.27 0.27 0.26
10 Bank G-SIB and / or D-SIB additional requirements (%) 1.00 1.00 1.00 1.00 1.00
11 Total of bank CET1 specific buffer requirements (%)
3
3.65 3.61 3.59 3.57 3.52
12 CET1 available after meeting the bank’s minimum capital requirements (%) 8.75 8.76 9.36 9.72 9.88
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure 1,615,817 1,677,877 1,014,446 1,028,461 989,787
14 Basel III leverage ratio (%)
1
5.67 5.56 5.69 5.67 6.00
Liquidity coverage ratio (LCR)
4
15
Total high-quality liquid assets (HQLA)

367,518 257,107 230,208 238,585 240,420
16 Total net cash outflow 187,256 144,973 142,160 145,972 147,832
16a of which: cash outflows 344,862 275,298 264,653 262,123 263,699
16b of which: cash inflows 157,606 130,325 122,493 116,151 115,866
17 LCR (%)
196.53 175.24 161.93 163.72 162.68
Net stable funding ratio (NSFR)
18 Total available stable funding 872,742

873,061
556,270 561,431 533,866
19 Total required stable funding 722,927

742,130
472,662 468,496 443,487
20 NSFR (%) 120.72

117.64
117.69 119.84 120.38
1 As of 1 July 2022, capital amounts exclude the transitional relief of recognizing ECL allowances and provisions in CET1

capital in accordance with FINMA Circular 2013/1 “Eligible capital –

banks”.

2 Calculated
as 8% of total RWA,

based on total capital minimum

requirements, excluding CET1 buffer

requirements.

3 Excludes non-BCBS capital buffer

requirements for risk-weighted positions

that are directly or

indirectly
backed by residential properties in Switzerland.

4 Calculated after the application of haircuts

and inflow and outflow rates,

as well as, where applicable,

caps on Level 2 assets and cash

inflows. Calculated based
on an average

of 63 data

points in the

third quarter of

2023 and 64

data points in

the second quarter

of 2023. For

the prior-quarter

data points,

refer to the

respective Pillar 3

Report, available

under “Pillar 3
disclosures” at ubs.com/investors, for more information.
KM2: Key metrics – TLAC requirements (at resolution group level)
1
USD m, except where indicated
30.9.23 30.6.23 31.3.23 31.12.22 30.9.22
1 Total loss-absorbing capacity (TLAC) available
2

194,899

196,040

110,319

105,312

104,745
2 Total RWA at the level of the resolution group

546,491

556,603

321,660

319,585

310,615
3 TLAC as a percentage of RWA (%)

35.66

35.22

34.30

32.95

33.72
4 Leverage ratio exposure measure at the level of the resolution group

1,615,817

1,677,877

1,014,446

1,028,461

989,787
5 TLAC as a percentage of leverage ratio exposure measure (%)

12.06

11.68

10.87

10.24

10.58
6a
Does the subordination exemption in the antepenultimate

paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6b Does the subordination exemption in the penultimate paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6c If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external
TLAC if no cap was applied (%)
N/A – Refer to our response to 6b.
1 Resolution group level is defined as the UBS

Group AG consolidated level.

2 As of 1 July 2022, our capital amounts

exclude the transitional relief of recognizing ECL

allowances and provisions in CET1 capital in
accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

30 September 2023 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

6
Overview of risk-weighted assets
Overview of RWA and capital requirements
The

OV1

table

below

provides

an

overview

of

our

risk-weighted

assets

(RWA)

and

the

related

minimum

capital
requirements by

risk type.

The table

presented is

based on

the respective

Swiss Financial

Market Supervisory

Authority
(FINMA) template and empty rows indicate current non-applicability to UBS.
During

the

third

quarter

of

2023,

RWA

decreased

by

USD 10.1bn

to USD 546.5bn,

mainly

driven

by

decreases

of
USD 6.6bn in credit risk and USD 2.3bn in counterparty credit risk (CCR) RWA, partly offset by an increase of USD 0.4bn
in market risk RWA.
Credit

risk

RWA

decreased

by

USD 6.6bn,

mainly

driven

by

decreases

of

USD 4.4bn

related

to

currency

effects

and
USD 3.2bn related to

asset size

and other

movements, partly offset

by an

increase of

USD 1.0bn related to

model updates.
Asset size and other movements decreased by USD 3.2bn,

mainly driven by lower RWA on loans in Non-core and Legacy
and Personal & Corporate Banking,

partly offset by higher RWA

on loan commitments in

the Investment Bank and nostro
accounts

in

Group

Items.

Model

updates

resulted

in

an

increase

of

USD 1.0bn,

primarily

driven

by

RWA

increases

of
USD 0.4bn related

to updates

to the Lombard

model, USD 0.3bn

related to a

model update

for income-producing

real
estate and USD 0.3bn related to the Swiss corporate

model.
CCR RWA decreased by USD 2.3bn, mainly driven

by decreases of USD 1.4bn related to asset

size and other movements,
USD 0.6bn

related

to

currency

effects,

and

USD 0.4bn

related

to

model

updates.

Asset

size

and

other

movements
decreased by USD 1.4bn,

mainly due to

lower RWA on

securities financing transactions

in the Investment

Bank and on
derivatives in Global Wealth Management.
Market risk RWA

increased by USD 0.4bn,

primarily driven by

increases from asset

size and

other movements and

ongoing
parameter updates of the value-at-risk (VaR) models.
The flow tables for credit risk,

CCR and market risk RWA below provide

further details about the movements

in RWA in
the third quarter of 2023.
›
Refer to the “Introduction and basis for preparation” section of this report for more information about the regulatory standards applied
›
Refer to the “Capital management” section of

the UBS Group third quarter 2023 report, available under

”Quarterly reporting” at
ubs.com/investors
, for more information about capital management and

RWA, including details regarding movements in RWA
during the third quarter of 2023

30 September 2023 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

7
OV1: Overview of RWA
Minimum
capital
requirements
1
USD m 30.9.23 30.6.23 30.9.23
1 Credit risk (excluding counterparty credit risk)

279,914

286,557

22,393
2 of which: standardized approach (SA)

70,139

70,842

5,611
2a of which: non-counterparty-related risk

18,124

18,730

1,450
3 of which: foundation internal ratings-based (F-IRB) approach
4 of which: supervisory slotting approach

3,314

3,432

265
5 of which: advanced internal ratings-based (A-IRB) approach

206,461

212,282

16,517
6 Counterparty credit risk
2

40,807

43,123

3,265
7 of which: SA for counterparty credit risk (SA-CCR)

7,650

8,193

612
8 of which: internal model method (IMM)

19,274

20,329

1,542
8a of which: value-at-risk (VaR)

8,748

8,472

700
9 of which: other CCR

5,134

6,129

411
10 Credit valuation adjustment (CVA)

9,092

9,335

727
11 Equity positions under the simple risk-weight approach

7,020

7,477

562
12 Equity investments in funds – look-through approach

2,824

2,849

226
13 Equity investments in funds – mandate-based approach

884

936

71
14 Equity investments in funds – fallback approach

844

847

67
15 Settlement risk

945

743

76
16 Securitization exposures in banking book

12,968

13,702

1,037
17 of which: securitization internal ratings-based approach (SEC-IRBA)

7,396

7,609

592
18
of which: securitization external ratings-based approach (SEC-ERBA),

including internal assessment approach (IAA)

851

887

68
19 of which: securitization standardized approach (SEC-SA)

4,721

5,206

378
20 Market Risk

24,050

23,637

1,924
21 of which: standardized approach (SA)

963

1,092

77
22 of which: internal models approach (IMA)

23,087

22,545

1,847
23 Capital charge for switch between trading book and banking book
3
24 Operational risk

145,426

145,426

11,634
25 Amounts below thresholds for deduction (250% risk weight)
4

21,716

21,973

1,737
25a

of which: deferred tax assets

12,589

12,419

1,007
26 Floor adjustment
27 Total

546,491

556,603

43,719
1 Calculated

based on

8% of

RWA.

2 Excludes

settlement risk,

which is

separately reported

in line

15 “Settlement

risk.” Includes

RWA with

central counterparties.

The split

between the

sub-components of
counterparty credit risk refers to the calculation of the exposure measure.

3 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk (the Fundamental

Review
of the Trading Book).

4 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk-weighted at 250%. Items subject to threshold deduction treatment include significant investments in common shares of non-consolidated financial institutions (banks, insurance and other financial entities) and deferred tax assets arising from temporary differences.

RWA flow statements of credit risk exposures under

the internal ratings-based approach
The

CR8

table

below

provides

a

breakdown

of

the

credit

risk

RWA

movements

in

the

third

quarter

of

2023

across
movement categories defined by

the Basel Committee on

Banking Supervision (the BCBS).

These categories are described
in

the

“Credit

risk”

section

of

the

31 December

2022

Pillar 3

Report,

available

under

“Pillar

3

disclosures”

at
ubs.com/investors
.
Credit risk

RWA under

the

internal ratings

-based (IRB)

approach

decreased

by USD

5.9bn to

USD 209.8bn

during the
third quarter of 2023. This balance includes credit risk

under the advanced IRB approach, as well as credit

risk under the
supervisory slotting approach.
Currency effects, driven

by the strengthening

of the US

dollar against other

major currencies, resulted

in an RWA

decrease
of USD 3.6bn.
Movements in

asset

size decreased

RWA by

USD 3.2bn,

mainly due

to a

decrease

in Lombard

loans in

Global Wealth
Management

and

lower

nostro

balances

in

Group

Items.

This

was

partly

offset

by

business

growth

in

Personal

&
Corporate Banking and in the Investment Bank.
Movements in asset quality,

including changes in risk

density across the overall

portfolio,

increased RWA by USD

0.5bn,
mainly due

to a

slight deterioration

in the risk

profiles in

the Investment

Bank, as

well as

Global Wealth

Management.
This increase was partly offset by a slight improvement in risk density in Non-core and Legacy.
Model updates resulted in an increase of USD 1.0bn,

primarily driven by RWA increases of USD 0.4bn related to updates to the Lombard model, USD 0.3bn related to

a model update for income-producing real estate and USD 0.3bn related to the Swiss corporate model.

30 September 2023 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

8
CR8: RWA flow statements of credit risk exposures under IRB
USD m
For the quarter
ended 30.9.23
1 RWA as of the beginning of the quarter

215,714
2 Asset size

(3,229)
3 Asset quality

489
4 Model updates

974
5 Methodology and policy

0
5a of which: regulatory add-ons

0
6 Acquisitions and disposals

0
7 Foreign exchange movements

(3,640)
8 Other

(532)
9 RWA as of the end of the quarter

209,775
RWA flow statements of counterparty credit risk exposures

under the internal model method and VaR
The CCR7 table below presents a flow statement

explaining changes in CCR RWA determined

under the internal model
method (the IMM) for derivatives and the VaR

approach for securities financing transactions

(SFTs

).
CCR RWA on derivatives under the IMM decreased by USD 1.1bn to USD 19.3bn during the third quarter of 2023.

Asset
quality movements contributed

to an RWA

decrease of USD 2.0bn,

mainly due to

an improvement in

the risk profile

of
the Investment Bank. Model updates resulted in a decrease of USD 0.7bn, primarily related to the recalibration of certain
multipliers

as

a

result

of

improvements

to

models.

Foreign

exchange

movements

resulted

in

an

RWA

decrease

of
USD 0.3bn. These decreases were partly offset by an increase of USD 1.9bn from asset size movements, primarily due to a client-driven

increase

in the

Investment Bank,

partly offset

by decreases

in Non-core

and Legacy

and Global

Wealth
Management,

mainly due to market movements,

as well as maturing transactions.
CCR RWA on SFTs under the VaR approach

increased by USD 0.3bn to USD 8.7bn during

the third quarter of 2023. The
RWA increase of

USD 0.4bn from asset

quality movements was

primarily due to

a deterioration in

the risk profile

of Group
Items, partly offset by an

improvement in the risk profile

of the Investment Bank. Model

updates resulted in an increase
of USD 0.2bn,

primarily

driven by

an increase

related to

a model

update

for hedge

funds, partly

offset

by a

decrease
related to the recalibration

of certain multipliers as

a result of improvements to

models.

These increases were partly offset
by decreases

of USD 0.2bn and USD 0.1bn related to asset size movements

and currency effects, respectively.
›
Refer to “Definitions of credit risk and counterparty credit risk

RWA movement table components for CR8 and CCR7” in the
“Credit risk” section of the 31 December 2022 Pillar

3 Report, available under “Pillar 3 disclosures” at
ubs.com/investors , for
definitions of CCR RWA movement table components
CCR7: RWA flow statements of CCR exposures under the internal model method (IMM) and value-at-risk (VaR)
USD m Derivatives SFTs Total
Subject to IMM Subject to VaR
1 RWA as of 30.6.23

20,329

8,472

28,801
2 Asset size

1,914

(180)

1,733
3 Credit quality of counterparties

(2,007)

386

(1,622)
4 Model updates

(663)

182

(481)
5
Methodology and policy

5a of which: regulatory add-ons
6 Acquisitions and disposals
7 Foreign exchange movements

(298)

(111)

(409)
8 Other
9 RWA as of 30.9.23

19,274

8,748

28,022
RWA flow statements of market risk exposures under

an internal models approach
The three main components that contribute to market risk RWA are regulatory VaR, stressed value-at-risk (SVaR)

and the
incremental risk charge (the IRC). The VaR

and SVaR components

include the RWA charge for risks not

in VaR (RniV).

The MR2 table below provides a breakdown of the movement in market risk RWA in the third quarter of 2023 under an
internal models approach

across those components,

pursuant to the

movement categories defined

by the BCBS.

These
categories are described in

the “Market risk”

section of the 31 December

2022 Pillar 3 Report,

available under “Pillar 3
disclosures” at
ubs.com/investors
.
Market

risk RWA

increased

by USD 0.5bn

to USD 23.1bn

in the

third

quarter

of 2023,

driven by

asset

size and

other
movements and an increase related to ongoing parameter updates of the

VaR models. We are in discussions with FINMA
regarding the integration of

time decay into

the regulatory VaR measure,

which would replace the

current add-on applied
to the market risk RWA calculation for the UBS Group excluding

Credit Suisse.

The FINMA VaR multiplier derived

from backtesting exceptions for market

risk RWA was unchanged compared

with the
prior quarter, at 3.0, for both the UBS Group excluding

Credit Suisse and Credit Suisse.

30 September 2023 Pillar 3 Report |
UBS Group | Overview of risk-weighted

assets

9
MR2: RWA flow statements of market risk exposures under an IMA
1,2
USD m VaR Stressed VaR IRC CRM Other Total RWA
1 RWA as of 30.6.23

6,821

11,747

3,978

22,545
1a Regulatory adjustment

(2,286)

(3,967)

(69)

(6,321)
1b RWA at previous quarter-end (end of day)

4,535

7,780

3,909

16,224
2 Movement in risk levels

(1,640)

(2,651)

155

(4,136)
3 Model updates / changes

(17)

(29)

0

(46)
4 Methodology and policy

0

0

0

0
5 Acquisitions and disposals

0

0

0

0
6 Foreign exchange movements

0

0

0

0
7 Other

(174)

(579)

0

(752)
8a RWA at the end of the reporting period (end of day)

2,704

4,522

4,064

11,289
8b Regulatory adjustment

4,592

7,134

72

11,798
8c RWA as of 30.9.23

7,296

11,655

4,136

23,087
1 Components that describe

movements in RWA

are presented in italics.

2 The changes

in RWA amounts

over the reporting

period for each of

the key drivers

are based on reasonable

estimates of the

relevant
figures and the approach used might differ for UBS Group excluding Credit Suisse and Credit Suisse.

30 September 2023 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

10
Going and gone concern requirements and eligible
capital
The

table

below

provides

details

of

the

Swiss

systemically

relevant

bank

(SRB)

going

and

gone

concern

capital
requirements as required

by the Swiss Financial Market Supervisory Authority (FINMA

).
›
Refer to the “Capital management” section of the

UBS Group third quarter 2023 report, available under ”Quarterly reporting” at
ubs.com/investors , for more information about capital management
Swiss SRB going and gone concern requirements and information
As of 30.9.23 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.90
1

81,427

5.05
1

81,591
Common equity tier 1 capital

10.60

57,928

3.55
2

57,354
of which: minimum capital

4.50

24,592

1.50

24,237
of which: buffer capital

5.50

30,057

2.00

32,316
of which: countercyclical buffer

0.45

2,479
Maximum additional tier 1 capital

4.30

23,499

1.50

24,237
of which: additional tier 1 capital

3.50

19,127

1.50

24,237
of which: additional tier 1 buffer capital

0.80

4,372
Eligible going concern capital
Total going concern capital

16.75

91,546

5.67

91,546
Common equity tier 1 capital

14.38

78,587

4.86

78,587
Total loss-absorbing additional tier 1 capital
3

2.37

12,960

0.80

12,960
of which: high-trigger loss-absorbing additional tier 1 capital

2.15

11,764

0.73

11,764
of which: low-trigger loss-absorbing additional tier 1 capital

0.22

1,195

0.07

1,195
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

58,611

3.75

60,593
of which: base requirement including add-ons for market share and LRD

10.73
7

58,611

3.75
7

60,593
Eligible gone concern capital
Total gone concern loss-absorbing capacity

18.91

103,353

6.40

103,353
Total tier 2 capital

0.10

536

0.03

536
of which: non-Basel III-compliant tier 2 capital

0.10

536

0.03

536
TLAC-eligible senior unsecured debt

18.81

102,817

6.36

102,817
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.63

140,038

8.80

142,184
Eligible total loss-absorbing capacity

35.66

194,899

12.06

194,899
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

546,491
Leverage ratio denominator

1,615,817
1 Includes applicable add-ons of 1.59% for risk-weighted assets (RWA) and 0.55% for leverage ratio denominator (LRD), of which 15 basis points for RWA and 5 basis points for LRD reflect the FINMA Pillar 2 capital add-on of USD 800m related to the supply chain

finance funds matter at Credit Suisse.

2 Our minimum CET1 leverage ratio requirement of

3.55% consists of a 1.5% base requirement, a

1.5% base buffer capital
requirement, a 0.25% LRD add-on requirement, a 0.25% market share add-on requirement based on our Swiss credit business and a 0.05% Pillar 2 capital add-on related to the supply chain finance funds matter at
Credit Suisse.

3 Includes outstanding low-trigger loss-absorbing

additional tier 1 capital instruments, which are

available under the Swiss systemically relevant bank

framework to meet the going

concern requirements
until their first call date. As of

their first call date, these instruments

are eligible to meet the gone concern

requirements.

4 A maximum of 25% of the gone concern requirements

can be met with instruments that
have a remaining maturity of between one and two

years. Once at least 75% of the

minimum gone concern requirement has been met with

instruments that have a remaining maturity of greater than

two years, all
instruments that have a remaining

maturity of between one and

two years remain eligible to

be included in the total

gone concern capital.

5 From 1 January

2023, the resolvability discount

on the gone concern
capital requirements for systemically

important banks (SIBs) has

been replaced with reduced

base gone concern capital requirements

equivalent to 75% of the

total going concern requirements

(excluding countercyclical
buffer requirements and the

Pillar 2 add-on).

6 As of July

2024, the Swiss

Financial Market Supervisory

Authority (FINMA) will have

the authority to impose

a surcharge of up

to 25% of the

total going concern
capital requirements should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

30 September 2023 Pillar 3 Report |
UBS Group | Leverage ratio

11
Leverage ratio
Basel III leverage ratio
The Basel Committee on Banking Supervision (the BCBS)

leverage ratio, as summarized in the “KM1: Key

metrics“ table
in

section

2

of

this

report,

is

calculated

by

dividing

the

period-end

tier 1

capital

by

the

period-end

leverage

ratio
denominator (the LRD).
The

LRD

consists

of

on-balance

sheet

assets

and

off-balance

sheet

items

based

on

International

Financial

Reporting
Standards (IFRS). Derivative exposures are adjusted for a number of items, including replacement values and eligible cash variation margin

netting, the

current exposure method

add-on for potential

future exposure and

net notional

amounts
for written credit derivatives. The

LRD also includes an additional

charge for counterparty

credit risk related to securities
financing transactions (SFTs).
The table below shows the difference between total IFRS assets per the IFRS consolidation scope and the BCBS total on-
balance sheet exposures. Those exposures are the starting point for calculating the BCBS LRD, as shown in the

LR2 table
in this

section. The

difference is

due to the

application of

the regulatory

scope of

consolidation for

the purpose

of the
BCBS calculation. In addition, carrying amounts for derivative financial instruments and SFTs are deducted from IFRS total
assets. They are measured differently under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table.
Difference between the Swiss SRB and BCBS leverage ratio
The LRD is

the same under

Swiss systemically relevant

bank (SRB) and

BCBS rules. However,

there is a

difference in

the
capital numerator between

the two

frameworks. Under BCBS

rules only

common equity tier 1

and additional tier 1

capital
are

included in

the numerator.

Under Swiss

SRB rules

UBS is

required

to meet

going and

gone concern

leverage ratio
requirements. Therefore,

depending on the requirement, the numerator includes tier

1 capital instruments, tier 2 capital
instruments and / or total loss-absorbing capacity-eligible

senior unsecured debt.

Reconciliation of IFRS total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD m 30.9.23 30.6.23
On-balance sheet exposures
IFRS total assets

1,644,522

1,678,855
1
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting

purposes but outside the
scope of regulatory consolidation

(16,748)

(17,618)
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes
but consolidated for regulatory purposes

2,941

3,127
Adjustment for fiduciary assets recognized on the balance

sheet pursuant to the operative accounting framework but excluded from the leverage ratio
exposure measure

Less carrying amount of derivative financial instruments in IFRS total assets

(242,949)

(232,857)
Less carrying amount of securities financing transactions in IFRS total assets

(145,348)

(148,286)
Adjustments to accounting values

(76)
1
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral

1,242,418

1,283,144
Asset amounts deducted in determining BCBS Basel III

tier 1 capital

(12,081)

(12,350)
Transitional CET1 purchase price allocation adjustments

4,498

4,939
Total on-balance sheet exposures (excluding derivatives and securities financing transactions)

1,234,835

1,275,733
1 Comparative-period information

has been revised.

Refer to “Note 2

Accounting for the acquisition

of the Credit Suisse

Group” in the “Consolidated

financial statements” section

of the UBS Group

third quarter
2023 report, available under “Quarterly reporting” at ubs.com/investors,

for more information. Due to materiality considerations,

we have kept the leverage ratio

denominator unchanged and reversed the impact in
the “Adjustments to accounting values” line.
During the

third quarter of

2023, the LRD

decreased by USD 62.1bn

to USD 1,615.8bn.

The decrease was

primarily driven
by asset size and other movements of USD 37.1bn and currency effects of USD 24.9bn.
On-balance sheet exposures

(excluding derivatives

and securities

financing transactions) decreased

by USD 40.7bn, mainly
due to lower lending balances and trading assets.
Derivative exposures increased by

USD 2.0bn, mainly due to market-driven

movements on foreign currency

contracts and
higher trading volumes in equity contracts in the Investment

Bank.
Securities financing transactions decreased by USD 4.7bn, mainly due to reduced volumes in

Non-core and Legacy, partly
offset by client-driven increases in brokerage receivables

in the Investment Bank.
Off-balance

sheet

items

decreased

by

USD 18.5bn,

mainly

due

to

a

decrease

in

loan

commitments

in

Non-core

and
Legacy,

following

the

accounting

reclassification

of

loan

commitments

from

accrual

to

fair

value,

implemented
prospectively in the LRD framework during the third quarter

of 2023.

30 September 2023 Pillar 3 Report |
UBS Group | Leverage ratio

12
The

application of

measurement

period adjustments

to

the

accounting for

the

acquisition

of the

Credit Suisse

Group
included the reclassification

of loan commitments

not measured

at fair value

in Non-core and

Legacy to derivative

loan
commitments measured at fair value through

profit or loss. This resulted in

a USD 14bn decrease in LRD from

off-balance
sheet items and a USD 2bn increase in LRD from derivative

exposures in the third quarter of 2023.
›
Refer to “Leverage ratio denominator” in the

“Capital management” section of the UBS Group third quarter

2023 report, available
under ”Quarterly reporting” at ubs.com/investors , for more information
LR1: BCBS Basel III leverage ratio summary comparison
USD m 30.9.23 30.6.23
1 Total consolidated assets as per published financial statements

1,644,522

1,678,855
1
2
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting

purposes but outside the
scope of regulatory consolidation
2

(28,829)

(30,120)
3
Adjustment for fiduciary assets recognized on the balance

sheet pursuant to the operative accounting framework but excluded from the leverage
ratio exposure measure
4 Adjustments for derivative financial instruments

(99,484)

(91,438)
5
Adjustment for securities financing transactions (i.e., repos and similar secured lending)

11,763

13,543
6
Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)

80,406

98,896
7 Other adjustments

7,440

8,142
1
7a of which: Transitional CET1 purchase price allocation adjustments

4,498

4,939
7b
of which: consolidated entities under the regulatory scope

of consolidation

2,941

3,127
8 Leverage ratio exposure (leverage ratio denominator)

1,615,817

1,677,877
1 Comparative-period information

has been revised.

Refer to “Note 2

Accounting for the acquisition

of the Credit Suisse

Group” in the “Consolidated

financial statements” section

of the UBS Group

third quarter
2023 report, available under “Quarterly reporting” at ubs.com/investors,

for more information. Due to materiality considerations,

we have kept the leverage ratio

denominator unchanged and reversed the impact in
the “Other adjustments” line.

2 Includes assets that are deducted from tier 1 capital.

LR2: BCBS Basel III leverage ratio common disclosure
USD m, except where indicated 30.9.23 30.6.23
On-balance sheet exposures
1
On-balance sheet items (excluding derivatives and securities financing transactions (SFTs), but including collateral)

1,242,418

1,283,144
2 (Asset amounts deducted in determining Basel III Tier 1 capital)

(12,081)

(12,350)
2a Transitional CET1 purchase price allocation adjustments

4,498

4,939
3 Total on-balance sheet exposures (excluding derivatives and SFTs)

1,234,835

1,275,733
Derivative exposures
4
Replacement cost associated with all derivatives transactions (i.e., net of eligible cash variation margin)

77,423

74,004
5
Add-on amounts for PFE associated with all derivatives transactions

112,436

112,704
6
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework
7
(Deductions of receivables assets for cash variation margin provided in derivatives transactions)

(34,088)

(33,349)
8
(Exempted QCCP leg of client-cleared trade exposures)

(15,643)

(15,740)
9
Adjusted effective notional amount of all written credit

derivatives
1

161,295

187,506
10
(Adjusted effective notional offsets and add-on deductions for written credit derivatives)
2

(157,958)

(183,705)
11 Total derivative exposures

143,465

141,419
Securities financing transaction exposures
12
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions

240,670

244,037
13 (Netted amounts of cash payables and cash receivables of gross SFT assets)

(95,322)

(95,751)
14 CCR exposure for SFT assets

11,763

13,543
15 Agent transaction exposures
16 Total securities financing transaction exposures

157,111

161,829
Other off-balance sheet exposures
17 Off-balance sheet exposure at gross notional amount

303,212

345,959
18 (Adjustments for conversion to credit equivalent amounts)

(222,806)

(247,063)
19 Total off-balance sheet items

80,406

98,896
Total exposures (leverage ratio denominator)

1,615,817

1,677,877
Capital and total exposures (leverage ratio denominator)
20 Tier 1 capital

91,546

93,287
21 Total exposures (leverage ratio denominator)

1,615,817

1,677,877
Leverage ratio
22
Basel III leverage ratio (%)

5.7

5.6
1 Includes protection sold,

including agency transactions.

2 Protection sold can

be offset with

protection bought on

the same underlying

reference entity,

provided that the

conditions according

to the Basel

III
leverage ratio framework and disclosure requirements are met.

30 September 2023 Pillar 3 Report |
UBS Group | Liquidity and funding

13
Liquidity and funding
Liquidity coverage ratio
We monitor the liquidity coverage

ratio (the LCR) in all significant currencies

in order to manage any currency

mismatch
between high-quality liquid assets (HQLA) and the net expected cash outflows in times of stress.
Pillar 3 disclosure requirement Third quarter 2023 report section Disclosure Third quarter 2023 report page number
Concentration of funding sources Balance sheet and off-balance sheet Liabilities by product and currency 54
High-quality liquid assets
HQLA must be

easily and immediately convertible

into cash at little

or no loss

of value, especially during

a period of stress.
HQLA are

assets that

are

of low

risk and

are

unencumbered.

Other characteristics

of HQLA

are

ease and

certainty

of
valuation, low

correlation with

risky assets,

listing of

the assets

on a developed

and recognized

exchange, existence

of
an active and sizable

market for the

assets, and low volatility.

Our HQLA predominantly

consist of assets that

qualify as
Level 1 in the LCR framework, including cash,

central bank reserves and government bonds. In the

third quarter of 2023,
our

HQLA

substantially

increased,

attributable

to

the

effect

of the

acquisition

of

the

Credit

Suisse

Group

on

12 June
2023, with only

15 days of

post-acquisition effect included in

the average LCR

for the second

quarter of 2023.

The overall
composition of HQLA remained unchanged.

High-quality liquid assets (HQLA)
Average 3Q23
1
Average 2Q23
1
USD bn, except where indicated
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Cash balances
3

264.2

264.2

163.1

163.1
Securities (on- and off-balance sheet)

80.2

23.2

103.3

70.0

24.0

94.0
Total HQLA
4

344.3

23.2

367.5

233.1

24.0

257.1
1 Calculated based on an average of 63 data points

in the third quarter of 2023 and 64 data

points in the second quarter of 2023.

2 Calculated after the application of haircuts and,

where applicable, caps on Level 2
assets.

3 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.

4 Calculated in accordance with FINMA requirements.

30 September 2023 Pillar 3 Report |
UBS Group | Liquidity and funding

14
LCR development during the third quarter of 2023

The

quarterly

average

LCR

of

the

UBS

Group

increased

21.3 percentage

points

to

196.5%,

remaining

above

the
prudential requirement communicated

by the Swiss Financial Market Supervisory Authority (FINMA).
The movement

in the

average LCR

was primarily

driven by

an increase

in HQLA

of USD 110.4bn

to USD 367.5bn.

This
increase was substantially attributable

to the effect of the

acquisition of the Credit Suisse

Group on 12 June 2023,

with
only

15

days

of

post-acquisition

effect

included

in

the

average

LCR

for

the

second

quarter

of

2023.

Comparing

the
average for the 15 business days in the second

quarter of 2023 following the acquisition of the Credit Suisse Group with the average

for the full

third quarter,

the HQLA for

the UBS Group

decreased from

USD 372.1bn to

USD 367.5bn. The
effect of higher

customer deposit balances

was offset by

the repayment of

an Emergency Liquidity

Assistance Plus loan
drawn by Credit Suisse.
The

increase

in HQLA

was

partly

offset

by a

USD 42.3bn

increase

in net

cash outflows

to USD

187.3bn,

substantially
attributable to

the effect

of the

acquisition of

the Credit

Suisse Group

on 12 June

2023, as

only 15

days of

post-acquisition
effect were included in the

average LCR for the second quarter

of 2023. Comparing the average for

the 15 business days
in the second

quarter of 2023 with

the average for the

full third quarter, net

cash outflows of the

UBS Group were largely
unchanged, at USD 187.3bn.
›
Refer to the “Liquidity coverage ratio” section

of the 30 June 2023 Pillar 3 report, available under

“Pillar 3 disclosures” at
ubs.com/investors,

for more information about the basis of calculation for

the average LCR for the second quarter

of 2023

LIQ1: Liquidity coverage ratio
Average 3Q23
1
Average 2Q23
1
USD bn, except where indicated
Unweighted
value
Weighted
value
2
Unweighted
value
Weighted
value
2
High-quality liquid assets (HQLA)
1 Total HQLA

371.8

367.5

261.8

257.1
Cash outflows
2 Retail deposits and deposits from small business customers

350.9

39.9

288.1

32.4
3 of which: stable deposits

35.2

1.2

35.1

1.2
4 of which: less stable deposits

315.7

38.6

253.0

31.2
5 Unsecured wholesale funding

279.5

138.6

216.4

112.1
6 of which: operational deposits (all counterparties)

73.4

18.2

53.9

13.3
7 of which: non-operational deposits (all counterparties)

187.7

102.1

148.7

84.9
8 of which: unsecured debt

18.3

18.3

13.8

13.8
9 Secured wholesale funding

70.8

65.4
10 Additional requirements:

233.5

56.1

131.3

37.6
11 of which: outflows related to derivatives and other transactions

107.0

28.2

69.6

21.9
12 of which: outflows related to loss of funding on debt products
3

0.1

0.1

0.2

0.2
13 of which: committed credit and liquidity facilities

126.4

27.8

61.5

15.5
14 Other contractual funding obligations

29.4

28.7

20.8

19.9
15 Other contingent funding obligations

432.8

10.7

258.0

8.1
16 Total cash outflows

344.9

275.3
Cash inflows
17 Secured lending

246.6

81.1

234.9
5

74.2
18 Inflows from fully performing exposures

94.5

42.4

63.8

28.6
19 Other cash inflows

34.0

34.0

27.5

27.5
20 Total cash inflows

375.1

157.6

326.2

130.3
Average 3Q23
1
Average 2Q23
1
USD bn, except where indicated
Total adjusted
value
4
Total adjusted
value
4
Liquidity coverage ratio (LCR)
21 Total HQLA

367.5

257.1
22 Net cash outflows

187.3

145.0
23 LCR (%)

196.5

175.2
1 Calculated based

on an average

of 63 data

points in the third

quarter of 2023

and 64 data

points in the second

quarter of 2023.

2 Calculated after the

application of haircuts

and inflow and

outflow rates.

3 Includes outflows related to loss of funding on asset

-backed securities, covered bonds,

other structured financing instruments, asset-backed

commercial papers, structured entities (conduits),

securities investment
vehicles and other such financing facilities.

4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable,

caps on Level 2 assets and cash inflows.

5 Comparative figure
has been restated to exclude certain positions not required to be reported in accordance with FINMA Pillar 3 disclosure requirements (FINMA Circular 2016/1

“Disclosure – banks”).

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Introduction

15
Significant regulated subsidiaries
and sub-groups
Introduction
Scope of disclosures in this section
The sections below include capital and other regulatory information as of 30 September 2023 for UBS AG consolidated,
UBS AG

standalone,

UBS Switzerland AG

standalone,

UBS Europe SE

consolidated,

UBS Americas Holding LLC
consolidated,

Credit

Suisse AG

consolidated,

Credit

Suisse AG

standalone,

Credit

Suisse

(Schweiz) AG

consolidated,
Credit

Suisse

(Schweiz)

AG standalone,

Credit

Suisse

International

standalone

and

Credit

Suisse

Holdings

(USA),

Inc.
consolidated.

Capital

information

in

the

following

sections

is

based

on

Pillar 1

capital

requirements.

Entities

may

be
subject to significant additional

Pillar 2 requirements, which represent additional

amounts of capital considered

necessary
and are agreed with regulators based on the risk profile

of the respective entity.
UBS Americas Holding LLC consolidated

US banking regulators’ changes to the resolution framework

and long-term debt requirements
In August 2023, the

Federal Reserve Board and the

Federal Deposit Insurance Corporation issued joint

proposals on long-
term debt

requirements and

resolution planning

guidance for

large banks.

The long-term

debt proposal

would require
certain

large

bank-holding

companies,

intermediate

holding

companies

and

insured

depositories

with

USD 100bn

or
more

in

total

assets

to

maintain

a

minimum

amount

of

long-term

debt,

intended

to

enhance

the

resilience

and
resolvability of such

organizations. Large banking

organizations would also

be prohibited from

certain activities that

could
complicate the resolution

or would lead

to contagion risks.

If the proposals

are implemented,

UBS Bank USA

would be
subject to the

long-term debt requirement,

which would

be incremental

to the requirements

already imposed

upon its
parent organization,

UBS Americas

Holding LLC.

The resolution

planning guidance

proposed by

US banking

regulators
would cover

our US-based

entities and

calls for

certain enhancements

in the

requirements

of the

submitted resolution
plans.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

16
UBS AG consolidated
Key metrics of the third quarter of 2023
The table

below is

based on

Basel Committee

on Banking

Supervision (BCBS)

Basel III rules

and International

Financial
Reporting Standards (IFRS).
During the third

quarter of 2023,

tier 1 capital was

broadly stable at

USD 55.0bn.

Common equity tier 1

(CET1) capital
increased by USD 0.1bn to USD 43.4bn, mainly reflecting operating profit before tax of USD 1.3bn, offset by current tax
expenses of USD 0.5bn, additional dividend accruals of

USD 0.5bn and negative effects from foreign

currency translation
of USD 0.4bn.
Risk-weighted assets (RWA)

decreased by USD 2.3bn to

USD 321.1bn during the third

quarter of 2023, primarily

driven
by a decrease in

operational risk RWA, partly

offset by increases in

credit and counterparty

credit risk, as well

as market
risk RWA.

During

the

third

quarter

of

2023,

leverage

ratio

exposure

decreased

by

USD 6.2bn

to

USD 1,042.1bn,

driven

by

a
decrease

from

currency

effects

of

USD 14.4bn,

partly

offset

by

an

increase

from

asset

size

and

other

movements

of
USD 8.2bn.

The

decrease

in

leverage

ratio

exposure

was

mainly

driven

by

lower

lending

balances

and trading

assets,
partly offset by higher central bank balances, derivative

and securities

financing transaction exposures.

Correspondingly, the CET1

capital ratio of

UBS AG consolidated

increased to 13.5%

from 13.4%, mainly

reflecting the
decrease in

RWA. The

Basel III leverage

ratio increased

to 5.3%

from 5.2%,

mainly reflecting

the lower

leverage ratio
exposure.
In

the

third

quarter

of

2023,

the

average

liquidity

coverage

ratio

(the

LCR)

of

UBS AG

consolidated

increased
5.6 percentage

points

to

176.6%.

The

average

LCR

for

the

third

quarter

of

2023

was

calculated

based

on

a

simple
average of 63 data points. The average LCR for the second quarter of 2023 was calculated based on a simple average of
15 data points from the formal date of the acquisition of the Credit Suisse

Group, i.e. 12 June 2023, until 30 June 2023.
The

movement

in

the

average

LCR

was

primarily

driven

by

an

increase

in

high-quality

liquid

assets

of

USD 6.1bn

to
USD 230.9bn,

mainly

due

to

proceeds

received

from

debt

issued.

Net

cash

outflows

were

largely

unchanged

at
USD 131.0bn.
As

of

30 September

2023,

the

net

stable

funding

ratio

of

UBS AG

consolidated

increased

3.5

percentage

points

to
121.7%. Required stable funding decreased by

USD 10.5bn to USD 467.1bn,

mainly driven by lower lending

and trading
assets,

partly

offset

by

higher

derivative

balances.

Available

stable

funding

increased

by

USD 4.0bn

to

USD 568.5bn,
mainly driven by debt issued at fair value.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

17
KM1: Key metrics
USD m, except where indicated
30.9.23 30.6.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

43,378

43,300
2 Tier 1
1

55,037

55,017
3 Total capital
1

55,038

55,017
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

321,134

323,406
4a Minimum capital requirement
2

25,691

25,873
4b Total risk-weighted assets (pre-floor)

321,134

323,406
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

13.51

13.39
6 Tier 1 ratio (%)
1

17.14

17.01
7 Total capital ratio (%)
1

17.14

17.01
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50
9 Countercyclical buffer requirement (%)

0.13

0.10
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.30

0.29
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4

2.63

2.60
12 CET1 available after meeting the bank’s minimum capital requirements (%)

9.01

8.89
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

1,042,106

1,048,313
14 Basel III leverage ratio (%)
1

5.28

5.25
Liquidity coverage ratio (LCR)
5
15 Total high-quality liquid assets (HQLA)

230,909

224,849
16 Total net cash outflow

130,956

131,535
16a of which: cash outflows

254,122

258,700
16b of which: cash inflows

123,166

127,165
17 LCR (%) 176.56 170.94
Net stable funding ratio (NSFR)
18 Total available stable funding 568,509 564,491
19 Total required stable funding 467,130 477,615
20 NSFR (%) 121.70 118.19
1 As of 1 July 2022, capital amounts exclude the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance with FINMA

Circular 2013/1 “Eligible capital – banks”.

2 Calculated
as 8% of total RWA, based on total

capital minimum requirements, excluding CET1 buffer

requirements.

3 Swiss SRB going and gone concern requirements and

information for UBS AG consolidated are provided
below in this section.

4 Excludes non-BCBS capital buffer requirements for

risk-weighted positions that are directly or indirectly

backed by residential properties in

Switzerland.

5 Calculated after the application
of haircuts and inflow and outflow rates,

as well as, where applicable,

caps on Level 2 assets and cash

inflows. Calculated based on an average

of 63 data points in the third

quarter of 2023 and 15 data points

in
the second quarter of 2023 from the date of the formal acquisition of Credit Suisse Group, i.e.

12 June 2023, until 30 June 2023.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

18
Swiss systemically relevant bank going and gone concern

requirements and information

The

tables

below

provide

details

of the

Swiss

systemically

relevant

bank

RWA-

and

leverage

ratio

denominator-based
going and gone concern

requirements and information

as required by

the Swiss Financial

Market Supervisory Authority
(FINMA).
In

November

2022, the

Swiss

Federal

Council

adopted

amendments

to

the

Banking

Act and

the

Banking

Ordinance,
which entered into force as of 1 January 2023.

The amendments replaced the resolvability discount on the gone concern capital

requirements

for

systemically

important

banks

(SIBs),

including

UBS,

with

reduced

base

gone

concern

capital
requirements equivalent to 75%

of the total going

concern requirements (excluding countercyclical buffer requirements).
In addition, as

of July 2024,

FINMA will have the

authority to impose

a surcharge of up

to 25% of

the total going

concern
capital requirements

based on

obstacles to

an SIB’s

resolvability identified

in future

resolvability assessments.

UBS AG’s
consolidated total gone concern requirements remained

substantially unchanged in the third quarter of 2023 as

a result
of these

changes.

Outstanding

high-

and

low-trigger

loss-absorbing

tier 2

capital

instruments,

non-Basel III-compliant
tier 2 capital instruments and

total loss-absorbing capacity-eligible senior unsecured

debt instruments are eligible

to meet
gone concern requirements until one year before maturity.
More

information

about

the

going

and

gone

concern

requirements

and

information

is

provided

in

the

“UBS AG
consolidated total loss-absorbing capacity

and leverage ratio information

”

section of the Annual

Report 2022, available
under “Annual reporting” at
ubs.com/investors.
Swiss SRB going and gone concern requirements and information
As of 30.9.23 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.73
1

47,316

5.00
1

52,105
Common equity tier 1 capital

10.43

33,508

3.50
2

36,474
of which: minimum capital

4.50

14,451

1.50

15,632
of which: buffer capital

5.50

17,662

2.00

20,842
of which: countercyclical buffer

0.43

1,394
Maximum additional tier 1 capital

4.30

13,809

1.50

15,632
of which: additional tier 1 capital

3.50

11,240

1.50

15,632
of which: additional tier 1 buffer capital

0.80

2,569
Eligible going concern capital
Total going concern capital

17.14

55,037

5.28

55,037
Common equity tier 1 capital

13.51

43,378

4.16

43,378
Total loss-absorbing additional tier 1 capital

3.63

11,660

1.12

11,660
of which: high-trigger loss-absorbing additional tier 1 capital

3.26

10,466

1.00

10,466
of which: low-trigger loss-absorbing additional tier 1 capital
3

0.37

1,194

0.11

1,194
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

34,442

3.75

39,079
of which: base requirement including add-ons for market share and LRD

10.73

7

34,442

3.75

7

39,079
Eligible gone concern capital
Total gone concern loss-absorbing capacity

16.61

53,349

5.12

53,349
Total tier 2 capital

0.17

536

0.05

536
of which: non-Basel III-compliant tier 2 capital

0.17

536

0.05

536
TLAC-eligible senior unsecured debt

16.45

52,814

5.07

52,814
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.46

81,758

8.75

91,184
Eligible total loss-absorbing capacity

33.75

108,387

10.40

108,387
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

321,134
Leverage ratio denominator

1,042,106
1 Includes

applicable add-ons

of 1.44%

for risk-weighted

assets (RWA)

and 0.50%

for leverage

ratio denominator

(LRD).

2 Our

minimum CET1

leverage ratio

requirement of

3.5% consists

of a

1.5% base
requirement, a 1.5%

base buffer capital

requirement, a 0.25%

LRD add-on requirement

and a 0.25%

market share

add-on requirement based

on our

Swiss credit business.

3 Existing outstanding

low-trigger
additional tier 1 capital instruments qualify as going concern capital at the UBS AG consolidated level, as agreed with FINMA, until their first call date.

As of their first call date, these instruments are eligible to meet the gone concern

requirements.

4 A maximum of

25% of the

gone concern requirements

can be met

with instruments that

have a remaining

maturity of between

one and two

years. Once at

least 75% of

the
minimum gone concern requirement

has been met with

instruments that have a remaining

maturity of greater than

two years, all

instruments that have a

remaining maturity of between one

and two years remain
eligible to be included in the total gone

concern capital.

5 From 1 January 2023, the

resolvability discount on the gone concern

capital requirements for systemically important banks (SIBs)

has been replaced with
reduced base gone

concern capital requirements

equivalent to 75%

of the total

going concern requirements

(excluding countercyclical buffer

requirements).

6 As of

July 2024, FINMA

will have the

authority to
impose a surcharge of up to 25% of the

total going concern capital requirements should

obstacles to an SIB’s resolvability

be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08%
for RWA and 0.38% for LRD.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

19
Swiss SRB going and gone concern information
USD m, except where indicated 30.9.23 30.6.23
Eligible going concern capital
Total going concern capital

55,037

55,017
Total tier 1 capital

55,037

55,017
Common equity tier 1 capital

43,378

43,300
Total loss-absorbing additional tier 1 capital

11,660

11,718
of which: high-trigger loss-absorbing additional tier 1 capital

10,466

10,528
of which: low-trigger loss-absorbing additional tier 1 capital

1,194

1,189
Eligible gone concern capital
Total gone concern loss-absorbing capacity

53,349

51,572
Total tier 2 capital

536

539
of which: low-trigger loss-absorbing tier 2 capital

0

0
of which: non-Basel III-compliant tier 2 capital

536

539
TLAC-eligible senior unsecured debt

52,814

51,033
Total loss-absorbing capacity
Total loss-absorbing capacity

108,387

106,589
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

321,134

323,406
Leverage ratio denominator

1,042,106

1,048,313
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.1

17.0
of which: common equity tier 1 capital ratio

13.5

13.4
Gone concern loss-absorbing capacity ratio

16.6

15.9
Total loss-absorbing capacity ratio

33.8

33.0
Leverage ratios (%)
Going concern leverage ratio

5.3

5.2
of which: common equity tier 1 leverage ratio

4.2

4.1
Gone concern leverage ratio

5.1

4.9
Total loss-absorbing capacity leverage ratio

10.4

10.2

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

20
UBS AG standalone
Key metrics of the third quarter of 2023
The table

below is

based on

Basel Committee

on Banking

Supervision (BCBS)

Basel III rules

and International

Financial
Reporting Standards (IFRS).
During the

third quarter

of 2023,

tier 1 capital

decreased by

USD 0.9bn to

USD 64.8bn. Common

equity tier 1

(CET1)
capital decreased by

USD 0.8bn to USD 53.1bn,

mainly reflecting additional

accruals for capital

returns to UBS Group AG.
Additional tier

1 (AT1)

capital

decreased

by USD 0.1bn,

mainly driven

by interest

rate

risk hedge

and foreign

currency
translation effects.

Phase-in risk-weighted assets (RWA) increased by USD 4.1bn to USD 347.5bn during the third quarter of 2023, primarily driven by increases in credit and counterparty credit risk and market risk RWA, partly offset by a decrease in participation
RWA.
Leverage

ratio exposure

increased

by USD

2.8bn to

USD 608.9bn,

mainly

driven by

higher

central

bank

balances

and
derivative exposures, partly offset by lower lending balances,

trading portfolio assets and securities financing transaction exposures.
Correspondingly, the CET1 capital ratio of UBS AG standalone decreased to 15.3% from 15.7%, reflecting the decrease
in

CET1

capital

and

the

increase

in

RWA.

The

firm’s

Basel III

leverage

ratio

decreased

to

10.6%

from

10.8%,

mainly
reflecting the decrease in tier 1 capital.
In the

third

quarter

of 2023,

the quarterly

average

liquidity coverage

ratio

(the LCR)

of UBS

AG standalone

increased
17.9 percentage points

to 225.9%,

remaining above

the prudential

requirement communicated

by the

Swiss Financial
Market Supervisory Authority (FINMA). The movement

in the average LCR was

driven by an increase in

high-quality liquid
assets

(HQLA)

of

USD 11.5bn

to

USD 109.2bn,

mainly

driven

by

increased

cash

from

debt

issued.

The

effect

of

the
increase in HQLA

was slightly offset

by an increase

in net cash outflows

of USD 1.7bn to

USD 48.8bn, mainly driven

by
lower inflows from intercompany loans, partly offset by lower outflows from intercompany deposits.
As of 30 September 2023, the

net stable funding ratio increased

5.1 percentage points to 94.5%,

remaining above the
prudential

requirement

communicated

by

FINMA.

Available

stable

funding

increased

by

USD 9.8bn

to

USD 263.7bn,
mainly driven by higher

customer deposits and debt

issued at fair value. Required

stable funding decreased by USD 4.8bn
to USD 279.2bn, mainly driven by lower lending and trading

assets, partly offset by higher derivative balances.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

21
KM1: Key metrics
USD m, except where indicated
30.9.23 30.6.23 31.3.23 31.12.22 30.9.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

53,107

53,904

53,476

53,995

53,480
2 Tier 1
1

64,767

65,622

65,791

65,836

67,149
3 Total capital
1

64,767

65,622

66,279

66,321

67,634
Risk-weighted assets (amounts)
2
4 Total risk-weighted assets (RWA)

347,514

343,374

348,235

332,864

323,364
4a Minimum capital requirement
3

27,801

27,470

27,859

26,629

25,869
4b Total risk-weighted assets (pre-floor)

347,514

343,374

348,235

332,864

323,364
Risk-based capital ratios as a percentage of RWA
2
5 CET1 ratio (%)
1

15.28

15.70

15.36

16.22

16.54
6 Tier 1 ratio (%)
1

18.64

19.11

18.89

19.78

20.77
7 Total capital ratio (%)
1

18.64

19.11

19.03

19.92

20.92
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.11

0.09

0.08

0.06

0.02
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.00

0.00

0.00

0.00

0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
4
11 Total of bank CET1 specific buffer requirements (%)
5

2.61

2.59

2.58

2.56

2.52
12 CET1 available after meeting the bank’s minimum capital requirements (%)

10.64

11.11

10.86

11.72

12.04
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

608,933

606,158

589,317

575,461

553,215
14 Basel III leverage ratio (%)
1

10.64

10.83

11.16

11.44

12.14
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

109,248

97,726

98,761

101,609

105,768
16 Total net cash outflow

48,781

47,083

52,382

53,616

55,770
16a of which: cash outflows

160,990

160,163

163,526

156,764

155,688
16b of which: cash inflows

112,210

113,080

111,144

103,148

99,919
17 LCR (%) 225.93

207.98

189.11

191.19

190.23
Net stable funding ratio (NSFR)
7
18 Total available stable funding 263,737 253,927 254,983 254,433 241,505
19 Total required stable funding 279,160 283,937 288,991 280,166 263,308
20 NSFR (%) 94.48 89.43 88.23 90.82 91.72
1 As of 1 July 2022, capital

amounts exclude the transitional

relief of recognizing ECL allowances

and provisions in CET1 capital in

accordance with FINMA Circular 2013/1 “Eligible

capital – banks”.

2 Based on
phase-in rules for RWA. Refer to “Swiss SRB

going and gone concern requirements and information”

below for more information.

3 Calculated as 8% of total RWA,

based on total capital minimum requirements,
excluding CET1 buffer requirements.

4 Swiss SRB going and gone concern requirements and information for

UBS AG standalone are provided below in this section.

5 Excludes non-BCBS capital buffer requirements
for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

6 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets

and cash inflows.

Calculated based on an

average of 63 data

points in the third

quarter of 2023 and

64 data points in

the second quarter of

2023. For the

prior-quarter data points,

refer to the
respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.

7 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance, UBS AG standalone is required to maintain a minimum NSFR of at least 80% without taking into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

22
Swiss systemically relevant bank going and gone concern

requirements and information

The

tables

below

provide

details

of the

Swiss

systemically

relevant

bank

RWA-

and

leverage

ratio

denominator-based
going and

gone concern

requirements and

information as

required by

FINMA. Details

regarding eligible

gone concern
instruments are provided below.
Following the amendments to the Banking Act and the Banking Ordinance that entered into force as of 1 January 2023,
UBS AG standalone

is subject

to a

gone concern capital

requirement based

on the sum

of: (i) the

nominal value

of the
gone concern

instruments issued

by UBS

entities and

held

by the

parent firm;

(ii) 75% of

the capital

requirements resulting
from third-party exposure

on a standalone

basis; and (iii) a

buffer requirement equal

to 30% of

the Group’s gone

concern
capital requirement on UBS AG’s consolidated exposure. A transitional period until 2024 has been granted for the buffer
requirement. The

gone concern

capital coverage

ratio reflects

how much

gone concern

capital is available

to meet

the
gone

concern

requirement.

Outstanding

high-

and

low-trigger

loss-absorbing

tier 2

capital

instruments,

non-Basel

III-
compliant

tier 2

capital

instruments

and

total

loss-absorbing

capacity-eligible

senior

unsecured

debt

instruments

are
eligible to meet gone concern requirements until one year

before maturity.
More

information

about

the

going

and

gone

concern

requirements

and

information

is

provided

in

the

“UBS AG
standalone” section of the 31 December 2022 Pillar 3

Report, available under “Pillar 3 disclosures” at
ubs.com/investors.
Swiss SRB going and gone concern requirements and information
As of 30.9.23 RWA, phase-in RWA, fully applied as of 1.1.28 LRD
USD m, except where indicated in % in % in %
Required going concern capital
Total going concern capital

14.41
1

50,092

14.41
1

56,533

5.00
1

30,447
Common equity tier 1 capital

10.11

35,149

10.11

39,668

3.50

21,313
of which: minimum capital

4.50

15,638

4.50

17,649

1.50

9,134
of which: buffer capital

5.50

19,113

5.50

21,571

2.00

12,179
of which: countercyclical buffer

0.11

398

0.11

449
Maximum additional tier 1 capital

4.30

14,943

4.30

16,864

1.50

9,134
of which: additional tier 1 capital

3.50

12,163

3.50

13,727

1.50

9,134
of which: additional tier 1 buffer capital

0.80

2,780

0.80

3,138
Eligible going concern capital
Total going concern capital

18.64

64,767

16.51

64,767

10.64

64,767
Common equity tier 1 capital

15.28

53,107

13.54

53,107

8.72

53,107
Total loss-absorbing additional tier 1 capital

3.36

11,660

2.97

11,660

1.91

11,660
of which: high-trigger loss-absorbing additional tier 1 capital

3.01

10,466

2.67

10,466

1.72

10,466
of which: low-trigger loss-absorbing additional tier 1 capital

0.34

1,194

0.30

1,194

0.20

1,194
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

347,514

392,197
Leverage ratio denominator

608,933
Required gone concern capital
2
Higher of RWA-

or LRD-based
Total gone concern loss-absorbing capacity

46,127
Eligible gone concern capital
Total gone concern loss-absorbing capacity

53,343
Gone concern capital coverage ratio

115.65
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).

2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has

been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

23
Swiss SRB going and gone concern information
USD m, except where indicated 30.9.23 30.6.23
Eligible going concern capital
Total going concern capital

64,767

65,622
Total tier 1 capital

64,767

65,622
Common equity tier 1 capital

53,107

53,904
Total loss-absorbing additional tier 1 capital

11,660

11,718
of which: high-trigger loss-absorbing additional tier 1 capital

10,466

10,528
of which: low-trigger loss-absorbing additional tier 1 capital

1,194

1,189
Eligible gone concern capital
Total gone concern loss-absorbing capacity

53,343

51,566
Total tier 2 capital

530

533
of which: low-trigger loss-absorbing tier 2 capital

0

0
of which: non-Basel III-compliant tier 2 capital

530

533
TLAC-eligible senior unsecured debt

52,814

51,033
Total loss-absorbing capacity
Total loss-absorbing capacity

118,110

117,187
Denominators for going and gone concern ratios
Risk-weighted assets, phase-in

347,514

343,374
of which: investments in Switzerland-domiciled subsidiaries
1

41,355

42,112
of which: investments in foreign-domiciled subsidiaries
1

120,263

120,823
Risk-weighted assets, fully applied as of 1.1.28

392,197

388,327
of which: investments in Switzerland-domiciled subsidiaries
1

45,950

46,791
of which: investments in foreign-domiciled subsidiaries
1

160,350

161,097
Leverage ratio denominator

608,933

606,158
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in

18.6

19.1
of which: common equity tier 1 capital ratio, phase-in

15.3

15.7
Going concern capital ratio, fully applied as of 1.1.28

16.5

16.9
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28

13.5

13.9
Leverage ratios (%)
Going concern leverage ratio

10.6

10.8
of which: common equity tier 1 leverage ratio

8.7

8.9
Capital coverage ratio (%)
Gone concern capital coverage ratio

115.6

111.7
1 Net exposures

for direct and

indirect investments

including holding of

regulatory capital instruments

in Switzerland-domiciled subsidiaries

and for direct

and indirect investments

including holding of

regulatory
capital instruments in

foreign-domiciled subsidiaries

are risk-weighted at

225% and 300%,

respectively, for

the current year.

Risk weights will

gradually increase by

5 percentage points per

year for Switzerland-
domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively,

are applied.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

24
UBS Switzerland AG standalone
Key metrics of the third quarter of 2023
The table

below is

based on

Basel Committee

on Banking

Supervision (BCBS)

Basel III rules

and International

Financial
Reporting Standards (IFRS).
During

the

third

quarter

of

2023,

common

equity

tier 1

capital

was

broadly

unchanged

at

CHF 12.4bn,

mainly

as
operating profit was largely offset by additional dividend

accruals.

Total risk-weighted assets (RWA) increased by CHF 0.8bn to CHF 108.0bn, mainly driven by higher RWA from credit risk.
Leverage ratio exposure increased by CHF 2.5bn to CHF 332.9bn,

mainly due to an increase in lending balances.
The

quarterly

average

liquidity

coverage

ratio

of

UBS Switzerland AG

remained

broadly

stable

at

142.2%,

remaining
above the prudential requirement

communicated by the Swiss Financial

Market Supervisory Authority (FINMA).

Average
high-quality liquid

assets (HQLA)

decreased by

CHF 2.5bn to

CHF 75.1bn due

to lower

average cash

balances with

the
Swiss

National

Bank,

predominantly

resulting

from

lower

average

customer

deposits.

The

effect

of

lower

HQLA

was
almost completely offset

by a CHF 1.7bn

decrease in average

net cash outflows,

mainly due to

lower average

outflows
from customer deposits.
As of 30 September

2023, the net

stable funding

ratio decreased

by 0.8 percentage

points to 134%,

remaining above
the prudential requirement communicated by FINMA. Required

stable funding increased by CHF 2.5bn to CHF

165.5bn,
mainly

driven

by

higher

lending

assets.

This

was

partly

offset

by

a

CHF 2.2bn

increase

of

available

stable

funding

to
CHF 221.9bn, mainly driven by higher customer deposits, with deposit inflows primarily in the second half of September
2023.
KM1: Key metrics
CHF m, except where indicated
30.9.23 30.6.23 31.3.23 31.12.22 30.9.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

12,449

12,354

12,356

12,586

12,520
2 Tier 1
1

17,838

17,735

17,745

17,978

17,939
3 Total capital
1

17,838

17,735

17,745

17,978

17,939
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

108,009

107,203

108,077

107,208

109,163
4a Minimum capital requirement
2

8,641

8,576

8,646

8,577

8,733
4b Total risk-weighted assets (pre-floor)

100,646

98,566

98,250

97,662

98,242
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

11.53

11.52

11.43

11.74

11.47
6 Tier 1 ratio (%)
1

16.52

16.54

16.42

16.77

16.43
7 Total capital ratio (%)
1

16.52

16.54

16.42

16.77

16.43
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.05

0.04

0.03

0.02

0.02
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.82

0.79

0.74

0.75

0.74
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4

2.55

2.54

2.53

2.52

2.52
12 CET1 available after meeting the bank’s minimum capital requirements (%)

7.03

7.02

6.93

7.24

6.97
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

332,850

330,318

330,362

332,280

334,765
14 Basel III leverage ratio (%)
1

5.36

5.37

5.37

5.41

5.36
Liquidity coverage ratio (LCR)
5
15 Total high-quality liquid assets (HQLA)

75,125

77,594

85,286

88,889

89,016
16 Total net cash outflow

52,825

54,497

60,151

62,437

63,082
16a of which: cash outflows

71,989

74,687

80,906

84,826

85,858
16b of which: cash inflows

19,164

20,190

20,755

22,389

22,776
17 LCR (%)

142.23

142.41

141.87

142.41

141.15
Net stable funding ratio (NSFR)
6
18 Total available stable funding 221,883 219,728 220,838 221,689 224,149
19 Total required stable funding 165,543 163,021 165,152 162,306 158,853
20 NSFR (%) 134.03 134.79 133.72 136.59 141.10
1 As of 1 July 2022, capital amounts

exclude the transitional relief of recognizing ECL allowances and provisions in CET1 capital in accordance

with FINMA Circular 2013/1 “Eligible capital –

banks”.

2 Calculated
as 8% of total RWA,

based on total capital minimum

requirements, excluding CET1 buffer

requirements.

3 Swiss SRB going and

gone concern requirements and information

for UBS Switzerland AG

are provided
below.

4 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed

by residential properties in Switzerland.

5 Calculated after the application of haircuts and
inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 63 data points in the third quarter of 2023 and 64 data points in the second quarter of 2023. For

the prior-quarter data

points, refer to the

respective Pillar 3 Report, available

under “Pillar 3 disclosures” at

ubs.com/investors, for

more information.

6 UBS Switzerland AG is

required to maintain a
minimum NSFR of at least 100% on an ongoing basis, as defined by Art. 17h para. 1 of the Liquidity Ordinance.

A portion of the excess funding is needed to fulfill the NSFR requirement of UBS AG.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

25
Swiss systemically relevant bank going and gone concern

requirements and information
UBS Switzerland AG is considered a systemically relevant bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis. As of

30 September 2023, the going concern

capital and leverage ratio requirements
for UBS Switzerland AG standalone were 15.17% (including a countercyclical buffer of 0.87%) and 5.00%, respectively.
The Swiss SRB

framework and

going concern

requirements applicable

to UBS Switzerland

AG standalone are

the same
as

those

applicable

to

UBS

Group

AG

consolidated,

excluding

the

Pillar

2

add-on.

The

gone

concern

requirement
corresponds to 62% of the Group’s going

concern requirements, excluding the Pillar 2 add-on and

countercyclical buffer
requirements.
The

gone

concern

requirements

were

8.87%

for

the

RWA-based

requirement

and

3.10%

for

the

leverage

ratio
denominator-based requirement.
Swiss SRB going and gone concern requirements and information
As of 30.9.23 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.17
1

16,382

5.00
1

16,643
Common equity tier 1 capital

10.87

11,738

3.50

11,650
of which: minimum capital

4.50

4,860

1.50

4,993
of which: buffer capital

5.50

5,940

2.00

6,657
of which: countercyclical buffer

0.87

937
Maximum additional tier 1 capital

4.30

4,644

1.50

4,993
of which: additional tier 1 capital

3.50

3,780

1.50

4,993
of which: additional tier 1 buffer capital

0.80

864
Eligible going concern capital
Total going concern capital

16.52

17,838

5.36

17,838
Common equity tier 1 capital

11.53

12,449

3.74

12,449
Total loss-absorbing additional tier 1 capital

4.99

5,389

1.62

5,389
of which: high-trigger loss-absorbing additional tier 1 capital

4.99

5,389

1.62

5,389
Required gone concern capital
2
Total gone concern loss-absorbing capacity

8.87

9,576

3.10

10,318
of which: base requirement

7.97

8,612

2.79

9,287
of which: additional requirement for market share and LRD

0.89

964

0.31

1,032
Eligible gone concern capital
Total gone concern loss-absorbing capacity

10.42

11,257

3.38

11,257
TLAC-eligible senior unsecured debt

10.42

11,257

3.38

11,257
Total loss-absorbing capacity
Required total loss-absorbing capacity

24.03

25,958

8.10

26,961
Eligible total loss-absorbing capacity

26.94

29,095

8.74

29,095
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

108,009
Leverage ratio denominator

332,850
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).

2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

26
Swiss SRB going and gone concern information
CHF m, except where indicated 30.9.23 30.6.23
Eligible going concern capital
Total going concern capital

17,838

17,735
Total tier 1 capital

17,838

17,735
Common equity tier 1 capital

12,449

12,354
Total loss-absorbing additional tier 1 capital

5,389

5,381
of which: high-trigger loss-absorbing additional tier 1 capital

5,389

5,381
Eligible gone concern capital
Total gone concern loss-absorbing capacity

11,257

11,235
TLAC-eligible senior unsecured debt

11,257

11,235
Total loss-absorbing capacity
Total loss-absorbing capacity

29,095

28,971
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

108,009

107,203
Leverage ratio denominator

332,850

330,318
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

16.5

16.5
of which: common equity tier 1 capital ratio

11.5

11.5
Gone concern loss-absorbing capacity ratio

10.4

10.5
Total loss-absorbing capacity ratio

26.9

27.0
Leverage ratios (%)
Going concern leverage ratio

5.4

5.4
of which: common equity tier 1 leverage ratio

3.7

3.7
Gone concern leverage ratio

3.4

3.4
Total loss-absorbing capacity leverage ratio

8.7

8.8

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

27
Capital instruments
Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.

Share capital Additional tier 1 capital
1 Issuer UBS Switzerland AG, Switzerland UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
2 Unique identifier (e.g., CUSIP, ISIN or
Bloomberg identifier for private placement)
– –
3 Governing law(s) of the instrument Swiss Swiss
3a Means by which enforceability requirement of
Section 13 of the TLAC Term Sheet is achieved
(for other TLAC-eligible instruments governed
by foreign law)
n/a n/a
Regulatory treatment
4 Transitional Basel III rules
1
CET1 – going concern capital Additional tier 1 capital
5 Post-transitional Basel III rules
2
CET1 – going concern capital Additional tier 1 capital
6 Eligible at solo / group / group and solo UBS Switzerland AG consolidated and standalone
UBS Switzerland AG consolidated and standalone
7 Instrument type (types to be specified by each
jurisdiction)
Ordinary shares Loan
3
8 Amount recognized in regulatory capital
(currency in million, as of most recent reporting
date)
1
CHF 10.0 CHF 1,000 CHF 825
USD 425

CHF 475 CHF 500 CHF 700 CHF 675 CHF 825
9 Par value of instrument (currency in million) CHF 10.0 CHF 1,000 CHF 825 USD 425 CHF 475 CHF 500 CHF 700 CHF 675 CHF 825
10 Accounting classification
4
Equity attributable to UBS
Switzerland AG shareholders

Due to banks held at amortized cost
11 Original date of issuance – 18 December 2017 12 December 2018 12 December 2018 11 December 2019 29 October 2020 11 March 2021 2 June 2021 2 June 2021
12 Perpetual or dated – Perpetual
13 Original maturity date – –
14 Issuer call subject to prior supervisory approval – Yes

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

28
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Share capital Additional tier 1 capital
15 Optional call date, contingent call dates and
redemption amount
– First optional
repayment date:

18 December 2022
5
First optional
repayment date:

12 December 2023
First optional
repayment date:

12 December 2023
First optional
repayment date:

11 December 2024
First optional
repayment date:

29 October 2025
First optional
repayment date:

11 March 2026
First optional
repayment date:

2 June 2026
First optional
repayment date:

2 June 2028
Repayable at any time after the first optional repayment date.
Repayment subject to FINMA approval. Optional repayment amount:

principal amount, together with any accrued and

unpaid interest
thereon.
Repayable on the
first optional
repayment date or
on any of every
second interest
payment date
thereafter.
Repayment subject
to FINMA approval.
Optional repayment
amount: principal
amount, together
with any accrued
and unpaid interest
thereon.
Repayable on the
first optional
repayment date or
on any interest
payment date
thereafter.
Repayment subject
to FINMA approval.
Optional repayment
amount: principal
amount, together
with any accrued
and unpaid interest
thereon.
16 Subsequent call dates, if applicable –
Early repayment possible due to a tax or regulatory event.

Repayment due to a tax event subject to FINMA approval.
Repayment amount: principal amount, together with

accrued and unpaid interest.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

29
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Share capital Additional tier 1 capital
Coupons
17 Fixed or floating dividend / coupon – Floating
18 Coupon rate and any related index – 3-month SARON
Compound
+ 250 bps

per annum quarterly
3-month SARON
Compound
+ 489 bps

per annum quarterly
3-month SOFR
Compound
+ 561 bps

per annum quarterly
3-month SARON
Compound
+ 433 bps

per annum quarterly
3-month SARON
Compound
+ 397 bps

per annum quarterly
3-month SARON
Compound
+ 337 bps

per annum quarterly
3-month SARON
Compound
+ 307 bps

per annum quarterly

3-month SARON
Compound
+ 308 bps

per annum quarterly
19 Existence of a dividend stopper – No
20 Fully discretionary, partially discretionary or
mandatory
Fully discretionary Fully discretionary
21
Existence of step-up or other incentive to
redeem
– No
22 Non-cumulative or cumulative Non-cumulative Non-cumulative
23 Convertible or non-convertible – Non-convertible
24 If convertible, conversion trigger(s) – –
25 If convertible, fully or partially – –
26 If convertible, conversion rate – –
27 If convertible, mandatory or optional conversion – –
28
If convertible, specify instrument type
convertible into
– –
29
If convertible, specify issuer of instrument it
converts into
– –
30 Write-down feature – Yes
31 If write-down, write-down trigger(s) –
Trigger: CET1 ratio is less than 7%
FINMA determines a write-down necessary to ensure UBS

Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines
necessary to ensure UBS Switzerland AG‘s viability. Subject to applicable conditions.
32 If write-down, fully or partially –
Fully

33 If write-down, permanent or temporary – Permanent
34 If temporary write-down, description of write-
up mechanism
– –
34a Type of subordination Statutory Contractual
35 Position in subordination hierarchy in
liquidation (specify instrument type immediately
senior to instrument in the insolvency creditor
hierarchy of the legal entity concerned)
Unless otherwise stated in the
articles of association, once debts
are paid back, the assets of the
liquidated company are divided
between the shareholders pro
rata based on their contributions
and considering the preferences
attached to certain categories of
shares (Art. 745, Swiss Code of
Obligations)
Subject to any obligations that are

mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)
36 Non-compliant transitioned features – –
37 If yes, specify non-compliant features – –
1 Based on Swiss SRB

(including transitional arrangement)

requirements.

2 Based on Swiss SRB

requirements applicable as of 1

January 2020.

3 Loans granted by UBS

AG, Switzerland.

4 As applied in UBS

Switzerland AG‘s financial statements

under Swiss GAAP.

5 The entity decided

not to trigger the call
option. There is no expected date for the repayment.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Europe SE consolidated

30
UBS Europe SE consolidated
The table below provides information about the regulatory capital components, capital ratios, leverage ratio and liquidity
of UBS Europe SE

consolidated based

on Basel

Committee

on Banking

Supervision (BCBS)

Pillar 1 requirements

and in
accordance with EU regulatory rules and International Financial

Reporting Standards (IFRS).

During the third quarter of 2023, mainly as a result of

the merger with UBS (France)

S.A., capital increased by EUR 0.2bn
and risk-weighted

assets

increased

by EUR

1.3bn to

EUR 12.4bn.

Leverage

ratio

exposure

decreased

by EUR

2.0bn to
EUR 47.3bn, mainly reflecting decreases in balances

with central banks and securities financing

transactions, partly offset
by an increase in loans due to the merger with UBS (France

)

S.A.
The average liquidity coverage ratio (the LCR)

remained well above the regulatory requirement of

100%, at 148.1%. The
LCR decreased 4.3 percentage points, with a

EUR 0.7bn decrease in high-quality liquid assets, whereas

net cash outflows
remained

stable.

The

net

stable

funding

ratio

decreased

12.6 percentage

points

to

132.3%,

primarily

driven

by

the
merger with UBS (France)

S.A., which led to a

EUR 1.8bn increase in required stable funding, primarily due to an increase
in loans to customers and the transfer of goodwill,

and a EUR 1.2bn increase in available stable funding,

primarily due to
increases in customer deposits and capital.

KM1: Key metrics
1
EUR m, except where indicated
30.9.23 30.6.23 31.3.23
2
31.12.22 30.9.22
2
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

2,651

2,438

2,435

2,441

2,436
2 Tier 1

3,251

3,038

3,035

3,041

3,036
3 Total capital

3,251

3,038

3,035

3,041

3,036
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

12,374

11,118

10,561

10,726

11,924
4a Minimum capital requirement
3

990

889

845

858

954
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

21.4

21.9

23.1

22.8

20.4
6 Tier 1 ratio (%)

26.3

27.3

28.7

28.3

25.5
7 Total capital ratio (%)

26.3

27.3

28.7

28.3

25.5
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
9 Countercyclical buffer requirement (%)

0.5

0.5

0.4

0.3

0.2
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)

3.0

3.0

2.9

2.8

2.7
12 CET1 available after meeting the bank’s minimum capital requirements
(%)
4

16.9

17.5

18.6

18.3

15.9
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

47,330

49,351

47,909

41,818

51,736
14 Basel III leverage ratio (%)
5

6.9

6.2

6.3

7.3

5.9
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

19,364

20,026

20,349

20,597

20,056
16 Total net cash outflow

13,135

13,210

13,206

13,082

12,221
17 LCR (%)

148.1

152.4

155.0

158.7

166.2
Net stable funding ratio (NSFR)
18 Total available stable funding

14,365

13,148

13,176

13,856

13,912
19 Total required stable funding

10,855

9,072

8,569

7,935

9,220
20 NSFR (%)

132.3

144.9

153.8

174.6

150.9
1 Based on applicable EU regulatory rules.

2 Comparative figures have been restated to align with the regulatory reports as submitted to the European Central Bank (the

ECB).

3 Calculated as 8% of total RWA,
based on total capital minimum requirements,

excluding CET1 buffer requirements.

4 This represents the CET1 ratio

that is available for meeting buffer

requirements. It is calculated as the

CET1 ratio minus 4.5%
and after considering, where applicable, CET1 capital that

has been used to meet tier 1 and

/ or total capital ratio requirements under Pillar 1.

5 On the basis of tier 1 capital.

6 Figures are calculated on a 12
‑
month
average.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Americas Holding LLC consolidated

31
UBS Americas Holding LLC consolidated
The table

below provides

information about

the regulatory

capital components,

capital, liquidity,

funding and

leverage
ratios

of

UBS Americas

Holding

LLC

consolidated,

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Pillar 1
requirements and in accordance with US Basel III rules.
Effective 1 October 2022,

and through 30 September 2023,

UBS Americas Holding

LLC is subject

to a stress

capital buffer
(an SCB)

of 4.8%,

in addition

to the

minimum capital

requirements. The

SCB was

determined by

the Federal

Reserve
Board following the completion

of the 2022 Comprehensive

Capital Analysis and Review

(CCAR) based on Dodd–Frank
Act Stress Test (DFAST)

results and planned future

dividends. Based on the

results of the 2023

CCAR, the SCB has

been
adjusted to

9.1% effective

1 October 2023.

The SCB,

which replaces

the static

capital conservation

buffer of

2.5%, is
subject to change on an annual basis or as otherwise determined by the Federal Reserve Board.
During the

third quarter

of 2023,

common equity

tier 1 capital

increased by

USD 0.1bn, due

to operating

profit. Risk-
weighted assets increased

by USD 1.9bn to USD

72.0bn, due to an

increase of USD 2.2bn

in credit risk, partly

offset by
a USD 0.3bn decrease

in market risk.

Leverage ratio exposure,

calculated on an

average basis,

decreased by USD

1.3bn
to USD 185.0bn,

primarily due to lower lending activity.
The average liquidity coverage ratio increased 5.8 percentage points to 155.8%, driven by a USD 1.0bn reduction in net
cash

outflows

from

reduced

wholesale

funding,

partly

offset

by

a

USD 0.4bn

decrease

in

high-quality

liquid

assets.
The average

net

stable

funding

ratio

increased

2.6

percentage

points

to

129.1%,

driven

by

a

USD

1.1bn

increase

in
available stable funding primarily from an increase in intercompany borrowing from UBS AG.

KM1: Key metrics
USD m, except where indicated
30.9.23 30.6.23 31.3.23 31.12.22
1
30.9.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

10,348

10,275

10,579

10,536

12,588
2 Tier 1

15,433

15,361

15,673

15,618

16,643
3 Total capital

15,647

15,581

15,889

15,749

16,786
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

72,002

70,135

71,901

70,324

73,043
4a Minimum capital requirement
2

5,760

5,611

5,752

5,626

5,843
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

14.4

14.7

14.7

15.0

17.2
6 Tier 1 ratio (%)

21.4

21.9

21.8

22.2

22.8
7 Total capital ratio (%)

21.7

22.2

22.1

22.4

23.0
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
8a US stress capital buffer requirement (%)

4.8

4.8

4.8

4.8

7.1
9 Countercyclical buffer requirement (%)
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

2.5

2.5

2.5

2.5

2.5
11a US total bank specific capital buffer requirements (%)

4.8

4.8

4.8

4.8

7.1
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3

9.9

10.2

10.2

10.5

12.7
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

185,049

186,340

188,330

193,837

191,695
14 Basel III leverage ratio (%)
4

8.3

8.2

8.3

8.1

8.7
14a Total Basel III supplementary leverage ratio exposure measure

206,753

207,357

209,465

214,543

214,292
14b Basel III supplementary leverage ratio (%)
4

7.5

7.4

7.5

7.3

7.8
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

28,839

29,203

30,484
6

26,296

30,249
16 Total net cash outflow
7

18,512

19,464

21,032
6

18,323

21,557
17 LCR (%)

155.8

150.0

144.9
6

143.5

140.3
Net stable funding ratio (NSFR)
5,8
18 Total available stable funding

101,756

100,697

100,904
19 Total required stable funding
7

78,795

79,576

80,022
20 NSFR (%)

129.1

126.5

126.1
1 Comparative information has been aligned

with UBS Americas Holding LLC’s

final 2022 audited financial statements.

2 Calculated as 8% of total RWA,

based on total minimum capital requirements,

excluding
CET1 buffer requirements.

3 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus

4.5%.

4 On the basis of tier 1 capital.

5 Figures are calculated
on a quarterly average.

6 Comparative information for 31 March 2023 has been restated for revisions to

HQLA and net cash outflows.

7 Reflected at 85% of the full amount in accordance

with the Federal Reserve
tailoring rule.

8 The net stable funding ratio requirement became effective as of 1 July 2021 and related disclosures came into effect in the second quarter of 2023.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG consolidated

32
Credit Suisse AG consolidated
Key metrics of the third quarter of 2023
The table below is based on Basel Committee on Banking Supervision

(BCBS) Basel III rules.
During the third quarter of 2023, the common

equity tier 1 (CET1) capital of Credit Suisse AG consolidated decreased by
CHF 2.7bn

to

CHF 42.8bn,

driven

by

a

net

loss

of

CHF 3.5bn.

Tier 1

capital

decreased

by

CHF 2.7bn

to

CHF 43.3bn,
reflecting the aforementioned decrease in CET1 capital.
Risk-weighted assets (RWA) decreased by CHF 12.1bn to CHF 205.1bn during the third quarter of 2023, primarily due to
decreases in credit risk and operational risk.

Leverage

ratio

exposure

decreased

by

CHF 30.3bn

to

CHF 555.4bn,

mainly

driven

by

lower

trading

portfolio

assets,
lending and central bank balances,

as well as decreases in derivative exposures and securities financing transactions.
Correspondingly,

the

CET1

capital

ratio

of

Credit

Suisse AG

consolidated

decreased

to

20.9%

from

21.0%,

mainly
reflecting a decrease in CET1 capital, primarily due to the aforementioned net loss, partly offset by the decrease in RWA.
The Basel III

leverage ratio

decreased to

7.8% from

7.9%, mainly

reflecting the

decrease in

CET1 capital,

primarily due
to the aforementioned net loss, partly offset by the lower

leverage ratio exposure.
In the

third quarter

of 2023,

the quarterly

average liquidity

coverage

ratio (the

LCR) of

Credit Suisse

AG consolidated
decreased 29.5 percentage points to 227.2%,

remaining above the prudential requirement

communicated by the Swiss
Financial Market

Supervisory Authority

(FINMA). The

decrease in

the average

LCR was

primarily driven

by a

CHF 9.4bn
decrease in high-quality liquid assets to CHF 122.3bn,

mainly due to a decrease in cash held at central banks.
As

of

30 September

2023,

the

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse AG

consolidated

increased
4.0 percentage points

to 124.1%, remaining

above the

prudential requirement

communicated by

FINMA. The

increase
in the

NSFR

mainly

reflected

lower

required

stable

funding,

primarily

related

to

a

decrease

in

Credit

Suisse AG’s

loan
portfolio and a decrease in fixed assets.
Applicable rules and methodologies
In 2022, FINMA reduced the add-ons for market share

and the leverage ratio denominator (the LRD) in accordance

with
the

Capital Adequacy

Ordinance.

This result

ed in

a

lower

total

capital

requirement

for

Credit

Suisse

and its

domestic
subsidiaries. As

a result

of the

integration of

Credit Suisse,

these surcharges

will increase

by the

end of

2023 to

align
with UBS’s current surcharges.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG consolidated

33
KM1: Key metrics
CHF m, except where indicated
30.9.23 30.6.23 31.3.23 31.12.22 30.9.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

42,793

45,542

54,244

40,987

39,879
2 Tier 1
1

43,263

46,004

54,244

54,843

54,628
3 Total capital
1

43,263

46,004

54,244

54,843

54,628
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

205,052

217,102

242,919

249,953

272,973
4a Minimum capital requirement
2

16,404

17,368

19,434

19,996

21,838
4b Total risk-weighted assets (pre-floor)

205,052

217,102

242,919

249,953

272,973
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

20.87

20.98

22.33

16.40

14.61
6 Tier 1 ratio (%)
1

21.10

21.19

22.33

21.94

20.01
7 Total capital ratio (%)
1

21.10

21.19

22.33

21.94

20.01
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.17

0.13

0.11

0.08

0.03
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.28

0.28

0.25

0.24

0.23
10 Bank G-SIB and / or D-SIB additional requirements (%)
3

1.00

1.00

1.00

1.00

1.00
11 Total of bank CET1 specific buffer requirements (%)
4

3.67

3.63

3.61

3.58

3.53
12 CET1 available after meeting the bank’s minimum capital requirements (%)

13.10

13.19

14.33

11.90

10.11
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

555,398

585,681

655,439

653,551

843,779
14 Basel III leverage ratio (%)
1

7.79

7.85

8.28

8.39

6.47
Liquidity coverage ratio (LCR)
5
15 Total high-quality liquid assets (HQLA)

122,316

131,725

118,086

119,978

226,873
16 Total net cash outflow

53,846

51,315

64,579

81,239

116,500
16a of which: cash outflows

85,913

94,073

130,255

161,608

213,724
16b of which: cash inflows

32,067

42,758

65,676

80,369

97,224
17 LCR (%)

227.16

256.70

182.86

147.69

194.74
Net stable funding ratio (NSFR)
18 Total available stable funding

292,474

295,741

295,402

342,800

421,224
19 Total required stable funding

235,720

246,214

271,352

289,297

311,432
20 NSFR (%)

124.08

120.12

108.86

118.49

135.25
1 Credit Suisse has a transitional

relief of recognizing CECL allowances

and provisions in CET1 capital in

accordance with FINMA Circular 2013/1 “Eligible

capital – banks” until 30 June

2024. No transitional relief
was applied for the periods presented.

2 Calculated as 8% of total

RWA, based on total capital

minimum requirements, excluding

CET1 buffer requirements.

3 Swiss SRB going and gone

concern requirements
and information for Credit Suisse AG consolidated are provided below in this section.

4 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential
properties in Switzerland.

5 Calculated based on an average of 65 data points in the third quarter of 2023, 61 data points in the second quarter of 2023, 64 data points in the first quarter of 2023, 65 data points
in the fourth quarter of 2022 and 66 data points in the third quarter of 2022.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG consolidated

34
Swiss systemically relevant bank going and gone concern

requirements and information

The tables below provide details

about the Swiss systemically relevant

bank (SRB) RWA-

and LRD-based going and gone
concern requirements

and information

as required

by FINMA.

Details regarding

eligible gone

concern instruments

are
provided below.
Credit Suisse AG

consolidated is

considered an

SRB under

Swiss banking

law and

is subject

to capital

regulations on

a
consolidated

basis.

As

of

30 September

2023,

the

going

concern

capital

and

leverage

ratio

requirements

for

Credit
Suisse AG consolidated were 14.92% and 5.08%, respectively.
The

gone

concern

requirements

were

10.19%

for

the

RWA-based

requirement

and

3.75%

for

the

LRD-based
requirement.
Swiss SRB going and gone concern requirements and information
As of 30.9.23 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital
1

14.92

30,600

5.08

28,213
Common equity tier 1 capital

10.62

21,783

3.58
2

19,882
of which: minimum capital

4.50

9,227

1.50

8,331
of which: buffer capital

4.78

9,801

1.75

9,719
of which: countercyclical buffer

0.45

923
Maximum additional tier 1 capital

4.30

8,817

1.50

8,331
of which: additional tier 1 capital

3.50

7,177

1.50

8,331
of which: additional tier 1 buffer capital

0.80

1,640
Eligible going concern capital
Total going concern capital

21.10

43,263

7.79

43,263
Common equity tier 1 capital

20.87

42,793

7.70

42,793
Total loss-absorbing additional tier 1 capital

0.23

469

0.08

469
of which: high-trigger loss-absorbing additional tier 1 capital

0.23

469

0.08

469
Required gone concern capital
3
Total gone concern loss-absorbing capacity

10.19

20,885

3.75

20,827
of which: base requirement including add-ons for market share and

LRD

10.19
4

20,885

3.75
4

20,827
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19.13

39,230

7.06

39,230
TLAC-eligible senior unsecured debt

19.13

39,230

7.06

39,230
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.11

51,485

8.83

49,041
Eligible total loss-absorbing capacity

40.23

82,492

14.85

82,492
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

205,052
Leverage ratio denominator

555,398
1 Includes applicable

add-ons of 0.72%

for risk-weighted assets

(RWA) and 0.25%

for leverage ratio

denominator (LRD), as

well as the

FINMA Pillar 2

capital add-on of

CHF 1,832m relating

to the supply

chain
finance funds matter at Credit Suisse.

2 Our minimum CET1 leverage ratio requirement of 3.58% consists of a 1.50% base requirement, a 1.50% base buffer capital

requirement, a 0.125% LRD add-on requirement,
a 0.125% market share add-on requirement

based on our Swiss credit business and

a Pillar 2 add-on of 0.33%.

3 A maximum of 25% of the gone

concern requirements can be met with instruments

that have a
remaining maturity of between one

and two years. Once at least

75% of the minimum gone

concern requirement has been met

with instruments that have a

remaining maturity of greater than

two years, all instruments
that have a remaining maturity of between one

and two years remain eligible to be

included in the total gone concern

capital.

4 The gone concern requirement

after the application of the reduction for

the use of
higher quality capital instruments is floored at 10% and 3.75% for the RWA-

and LRD-based requirements, respectively.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG consolidated

35
Swiss SRB going and gone concern information
CHF m, except where indicated 30.9.23 30.6.23
Eligible going concern capital
Total going concern capital

43,263

46,004
Total tier 1 capital

43,263

46,004
Common equity tier 1 capital

42,793

45,542
Total loss-absorbing additional tier 1 capital

469

463
of which: high-trigger loss-absorbing additional tier 1 capital

469

463
of which: low-trigger loss-absorbing additional tier 1 capital

0

0
Eligible gone concern capital
Total gone concern loss-absorbing capacity

39,230

39,375
TLAC-eligible senior unsecured debt

39,230

39,375
Total loss-absorbing capacity
Total loss-absorbing capacity

82,492

85,379
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

205,052

217,102
Leverage ratio denominator

555,398

585,681
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

21.1

21.2
of which: common equity tier 1 capital ratio

20.9

21.0
Gone concern loss-absorbing capacity ratio

19.1

18.1
Total loss-absorbing capacity ratio

40.2

39.3
Leverage ratios (%)
Going concern leverage ratio

7.8

7.9
of which: common equity tier 1 leverage ratio

7.7

7.8
Gone concern leverage ratio

7.1

6.7
Total loss-absorbing capacity leverage ratio

14.9

14.6

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG standalone

36
Credit Suisse AG standalone
Key metrics of the third quarter of 2023
The table below is based on Basel Committee on Banking Supervision

(BCBS) Basel III rules.
During the third

quarter of 2023,

the common equity

tier 1 (CET1) capital

of Credit Suisse

AG standalone increased

by
CHF 2.5bn to CHF 30.9bn. This was mainly

driven by a net

profit of CHF 2.7bn, which included

a reversal of participation
impairments of CHF 4.5bn. Tier 1 capital increased by CHF 2.5bn to CHF 31.4bn, reflecting the aforementioned increase in CET1 capital.

Phase-in risk-weighted assets (RWA) decreased by CHF 0.6bn to CHF 198.9bn during the third quarter of 2023, primarily
driven by a decrease in credit

risk due to lower lending exposures and

a decrease in operational risk, partly

offset by the
reversal of participation impairments.
Leverage

ratio

exposure

decreased

by

CHF 44.3bn

to

CHF 317.8bn,

mainly

driven

by

lower

lending

and

central

bank
balances, as well as decreases in

securities financing transactions and trading portfolio assets, partly offset by the reversal
of participation impairments.
Correspondingly, the

CET1 capital ratio

of Credit Suisse

AG standalone increased

to 15.6% from

14.2%, reflecting the
increase in

CET1 capital

and the

decrease in

RWA. The

Basel III leverage

ratio increased

to 9.9%

from 8.0%,

reflecting
the increase in CET1 capital and the lower leverage ratio

exposure.
In

the

third

quarter

of

2023,

the

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

Credit

Suisse AG

standalone
decreased 38.4 percentage points to 352.5%,

remaining above the prudential requirement

communicated by the Swiss
Financial Market Supervisory

Authority (FINMA). The

decrease in the

average LCR was

driven by a

decrease of CHF 12.5bn
in high-quality liquid assets to CHF 50.7bn, mainly due to

a decrease in cash held at central banks.
As

of

30 September

2023,

the

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse AG

standalone

increased
10.7 percentage

points

to

110.8%,

remaining

above

the

prudential

requirement

communicated

by

FINMA.

The
movement in the NSFR

was driven by a decrease

in required stable funding of

CHF 13.6bn to CHF 154.5bn, primarily due
to decreases in the firm’s loan portfolio. Available stable funding increased by

CHF 2.9bn to CHF 171.1bn, mainly due to
an increase in deposits, partly offset by a decrease in long

-term debt.
During the third quarter

of 2023, the total assets

of Credit Suisse AG standalone

decreased to CHF 279.8bn, compared
with CHF 315.5bn as of the end of the second quarter

of 2023.
Applicable rules and methodologies
In October 2017,

FINMA issued a decree (the 2017

FINMA Decree) specifying the treatment of

investments in subsidiaries
for

capital

adequacy

purposes

for

Credit

Suisse AG

standalone.

As

of

the

end

of

the

third

quarter

of

2023,

Credit
Suisse AG

standalone

financed

Swiss subsidiari

es with

a

carrying value

of CHF 18.4bn

and foreign

subsidiaries

with a
carrying value of CHF 20.0bn.

The 2017 FINMA

Decree also applied

an adjustment (referred to

as a regulatory

filter) as an

impact on CET1

capital arising
from

the

accounting

change

under

applicable

Swiss

banking

rules

for

Credit

Suisse AG

standalone’s

participations

in
subsidiaries,

from

the

portfolio

valuation

method

to

the

individual

valuation

method.

In

contrast

to

the

accounting
treatment,

the

regulatory

filter

permits Credit

Suisse

to

measure

the

regulatory

capital

position

as if

Credit Suisse

AG
standalone had maintained the portfolio valuation method.

As of the end of the third quarter of 2023,

the CET1 capital
impact from the regulatory

filter was CHF 6.2bn (unchanged compared with the

end of the second quarter

of 2023). The
related

RWA

increase

from

higher

total

participation

values

subject

to

risk

weighting

was

CHF 15.7bn,

reflecting

the
different risk-weights for these direct participations.
The valuation of

Credit Suisse AG’s

participations in subsidiaries

is reviewed

for potential impairment

on at least

an annual
basis, as of 31 December, and at any other time that events or circumstances indicate that the value of any participation
may be impaired. As

a result of the acquisition

of Credit Suisse Group

AG by UBS Group

AG and the expected

changes
in strategy

in the

future,

reliable financial

plans were

not available

for the

valuation

of Credit

Suisse AG

standalone’s
participations

in subsidiaries

for the

first and

second quarter

s

of 2023

and

management

used alternative

methods

to
estimate the fair values of those assets.
In the third quarter of 2023,

a reversal of participations impairments of CHF 4.5bn

was recognized, primarily because the
integration and restructuring costs

as of 30 September 2023 included

in the newly prepared financial

plans were below
the

levels previously

expected.

UBS announced

key

aspects

of its

integration

plans

on 31

August 2023,

including

the
intention to substantially complete the integration by the

end of 2026.
In 2022, FINMA reduced the add-ons for market share and LRD in accordance with the Capital Adequacy Ordinance (the
CAO). This resulted in a lower

total capital requirement for Credit

Suisse and its domestic subsidiaries.

As a result of the
integration

with

UBS,

these

surcharges

will

increase

by

the

end

of

2023

to

align

with

UBS’s

current

surcharges.

This
allows the firm

to maintain an

effective and efficient

capital management framework during

the strategic transformation.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG standalone

37
KM1: Key metrics
CHF m, except where indicated
30.9.23 30.6.23 31.3.23 31.12.22 30.9.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)
1

30,935

28,394

34,206

32,262

27,556
2 Tier 1
1

31,405

28,856

34,206

46,153

42,185
3 Total capital
1

31,405

28,856

34,206

46,153

42,185
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

198,944

199,504

230,782

263,844

282,823
4a Minimum capital requirement
2

15,916

15,960

18,463

21,108

22,626
4b Total risk-weighted assets (pre-floor)

198,944

199,504

230,782

263,844

282,823
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
1

15.55

14.23

14.82

12.23

9.74
6 Tier 1 ratio (%)
1

15.79

14.46

14.82

17.49

14.92
7 Total capital ratio (%)
1

15.79

14.46

14.82

17.49

14.92
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.20

0.14

0.12

0.09

0.03
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.00

0.00

0.01

0.00

0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
3

1.00

1.00

1.00

1.00

1.00
11 Total of bank CET1 specific buffer requirements (%)
4

3.70

3.64

3.62

3.59

3.53
12 CET1 available after meeting the bank’s minimum capital requirements (%)

7.79

6.46

6.82

7.73

5.24
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

317,772

362,074

442,168

456,691

599,279
14 Basel III leverage ratio (%)
1

9.88

7.97

7.74

10.11

7.04
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

50,738

63,202

51,379

50,091

101,340
16 Total net cash outflow

14,392

16,169

30,478

40,198

57,366
16a of which: cash outflows

50,010

56,717

76,407

89,414

119,143
16b of which: cash inflows

36,316
6

41,096
6

48,116
6

49,216

61,777
17 LCR (%)

352.53

390.88

168.58

124.61

176.66
Net stable funding ratio (NSFR)
7
18 Total available stable funding

171,146

168,255

170,657

207,520

259,762
19 Total required stable funding

154,500

168,122

190,934

224,037

258,126
20 NSFR (%)

110.77

100.08

89.38

92.63

100.63
1 Credit Suisse has a transitional

relief of recognizing CECL allowances

and provisions in CET1 capital in

accordance with FINMA Circular 2013/1 “Eligible

capital – banks” until 30 June

2024. No transitional relief
was applied for the periods presented.

2 Calculated as 8% of total

RWA, based on total capital

minimum requirements, excluding

CET1 buffer requirements.

3 Swiss SRB going and gone

concern requirements
and information for Credit Suisse AG

standalone are provided below in this

section.

4 Excludes non-BCBS capital buffer

requirements for risk-weighted positions that are

directly or indirectly backed by

residential
properties in Switzerland.

5 Calculated based on an average of 65 data points in the third quarter of 2023, 61 data points in the second quarter of 2023, 64 data points in the first quarter of 2023, 65 data points
in the fourth quarter of 2022 and 66 data points in the third quarter of 2022.

6 In accordance with LCR rules, cash inflows are capped

at 75% of cash outflows, which is calculated on a daily basis for the purpose
of the Pillar 3 disclosures.

7 Based on the Liquidity Ordinance, Credit Suisse AG standalone is allowed to fulfill the minimum NSFR of 100% by taking into consideration any excess funding of Credit Suisse (Schweiz)
AG standalone, and

Credit Suisse AG standalone

has an NSFR requirement

of at least 80% without

taking into consideration any

such excess funding. Credit

Suisse (Schweiz) AG must

always fulfill the NSFR

of at
least 100% on a standalone basis.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG standalone

38
Swiss systemically relevant bank going and gone concern

requirements and information

The

tables

below

provide

details

of the

Swiss

systemically

relevant

bank

RWA-

and

leverage

ratio

denominator-based
going and

gone concern

requirements and

information as

required by

FINMA. Details

regarding eligible

gone concern
instruments are provided below.
Following the amendments to the Banking Act and the Banking Ordinance that entered into force as of 1 January 2023,
Credit Suisse AG standalone is subject to a gone concern capital requirement based on the sum of: (i) the nominal value
of

the

gone

concern

instruments

issued

by

Credit

Suisse

entities

and

held

by

the

parent

firm;

(ii) 75%

of

the

capital
requirements resulting

from third-party

exposure on

a standalone

basis; and

(iii) a

buffer requirement

equal to

30% of
Credit

Suisse AG

standalone’s

gone

concern

capital

requirement

on

Credit

Suisse AG’s

consolidated

exposure.

A
transitional

period

until

2024

has

been

granted

for

the

buffer

requirement.

The

gone

concern

capital

coverage

ratio
reflects how much gone concern capital is available to meet the gone concern requirement. Outstanding high-

and low-
trigger

loss-absorbing

tier 2

capital

instruments

and

total

loss-absorbing

capacity-eligible

senior

unsecured

debt
instruments are eligible to meet gone concern

requirements until one year before maturity.

Credit Suisse AG standalone
is allowed to temporarily use capital buffers until

further notice, in line with the CAO and

regulatory guidance by FINMA.
Swiss SRB going and gone concern requirements and information
As of 30.9.23 RWA, phase-in RWA, fully applied as of 1.1.28 LRD
CHF m, except where indicated in % in % in %
Required going concern capital
Total going concern capital
1

14.70

29,249

14.60

32,638

5.33

16,926
Common equity tier 1 capital

10.40

20,694

10.30

23,026

3.83
2

12,159
of which: minimum capital

4.50

8,953

4.50

10,059

1.50

4,767
of which: buffer capital

4.78

9,510

4.78

10,685

1.75

5,561
of which: countercyclical buffer

0.20

400

0.20

450
Maximum additional tier 1 capital

4.30

8,555

4.30

9,612

1.50

4,767
of which: additional tier 1 capital

3.50

6,963

3.50

7,824

1.50

4,767
of which: additional tier 1 buffer capital

0.80

1,592

0.80

1,788
Eligible going concern capital
Total going concern capital

15.79

31,405

14.05

31,405

9.88

31,405
Common equity tier 1 capital

15.55

30,935

13.84

30,935

9.74

30,935
Total loss-absorbing additional tier 1 capital

0.24

469

0.21

469

0.15

469
of which: high-trigger loss-absorbing additional tier 1 capital

0.24

469

0.21

469

0.15

469
of which: low-trigger loss-absorbing additional tier 1 capital

0.00

0

0.00

0

0.00

0
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

198,944

223,540
Leverage ratio denominator

317,772
Required gone concern capital
3
Higher of RWA-

or LRD-based
Total gone concern loss-absorbing capacity

27,652
Eligible gone concern capital
Total gone concern loss-absorbing capacity

39,177
TLAC-eligible senior unsecured debt

39,177
Gone concern capital coverage ratio

141.68
1 Includes applicable

add-ons of 0.72%

for risk-weighted assets

(RWA) and 0.25%

for leverage ratio

denominator (LRD), as

well as the

FINMA Pillar 2

capital add-on of

CHF 1,832m relating

to the supply

chain
finance funds matter at Credit Suisse.

2 Our minimum CET1 leverage ratio requirement of 3.83% consists of a 1.50% base requirement, a 1.50% base buffer capital

requirement, a 0.125% LRD add-on requirement,
a 0.125% market share add-on requirement based on our Swiss

credit business and a Pillar 2 add-on of 0.576%.

3 A maximum of 25% of the gone concern requirements can be met with instruments that have a
remaining maturity of between one

and two years. Once at least

75% of the minimum gone

concern requirement has been met

with instruments that have a

remaining maturity of greater than

two years, all instruments
that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse AG standalone

39
Swiss SRB going and gone concern information
CHF m, except where indicated 30.9.23 30.6.23
Eligible going concern capital
Total going concern capital

31,405

28,856
Total tier 1 capital

31,405

28,856
Common equity tier 1 capital

30,935

28,394
Total loss-absorbing additional tier 1 capital

469

463
of which: high-trigger loss-absorbing additional tier 1 capital

469

463
of which: low-trigger loss-absorbing additional tier 1 capital

0

0
Eligible gone concern capital
Total gone concern loss-absorbing capacity

39,177

39,325
TLAC-eligible senior unsecured debt

39,177

39,325
Total loss-absorbing capacity
Total loss-absorbing capacity

70,581

68,182
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets, phase-in

198,944

199,504
of which: investments in Switzerland-domiciled subsidiaries
1

41,352

39,477
of which: investments in foreign-domiciled subsidiaries
1

60,002

54,500
Risk-weighted assets fully applied as of 1.1.28

223,540

222,058
of which: investments in Switzerland-domiciled subsidiaries
1

45,947

43,863
of which: investments in foreign-domiciled subsidiaries
1

80,003

72,667
Leverage ratio denominator

317,772

362,074
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in

15.8

14.5
of which: common equity tier 1 capital ratio, phase-in

15.6

14.2
Going concern capital ratio, fully applied as of 1.1.28

14.0

13.0
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28

13.8

12.8
Leverage ratios (%)
Going concern leverage ratio

9.9

8.0
of which: common equity tier 1 leverage ratio

9.7

7.8
Capital coverage ratio (%)
Gone concern capital coverage ratio

141.7

134.5
1 Net exposures

for direct and

indirect investments including

holding of regulatory

capital instruments

in Switzerland-domiciled subsidiaries

and for direct

and indirect investments

including holding of

regulatory
capital instruments in

foreign-domiciled subsidiaries

are risk-weighted

at 225% and

300%, respectively,

for the current

year.

Risk weights will

gradually increase

by 5 percentage

points per year

for Switzerland-
domiciled investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively,

are applied.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG consolidated

40
Credit Suisse (Schweiz) AG consolidated
Key metrics of the third quarter of 2023
The table below is based on Basel Committee on Banking Supervision

(BCBS) Basel III rules.

During the

third quarter

of 2023,

the common

equity tier

1 (CET1)

capital of

Credit Suisse

(Schweiz) AG consolidated
was stable at CHF 13.0bn and tier 1 capital was stable at

CHF 16.1bn.

Risk-weighted assets (RWA) decreased by CHF 0.3bn to CHF 87.8bn during the third quarter of 2023, primarily driven by
a decrease in credit risk.
Leverage ratio exposure

increased by

CHF 1.4bn to CHF 257.4bn,

mainly driven by

higher central bank

balances, partly
offset by lower lending exposure.
Correspondingly,

the

CET1

capital

ratio

of

Credit

Suisse

(Schweiz) AG

consolidated

increased

to

14.8%

from

14.7%,
mainly reflecting the aforementioned decrease in RWA.

The Basel III leverage ratio was stable at 6.3%.
In

the

third

quarter

of

2023,

the

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

Credit

Suisse

(Schweiz) AG
consolidated decreased 1.0 percentage point to 139.2%, remaining above the prudential requirement communicated by
the Swiss Financial Market

Supervisory Authority (FINMA). The

movement in the average

LCR was driven by an

increase
of CHF 5.3bn in net

cash outflows to CHF

35.8bn due to

lower cash inflows from

loans and higher cash

outflows from
deposits. This

was mostly

offset by

a CHF 7.0bn

increase in

high-quality liquid

assets to

CHF 49.9bn, mainly

due to

an
increase in cash held at central banks.

As of 30 September 2023, the net stable funding ratio (the NSFR) of Credit Suisse (Schweiz) AG consolidated was stable
at 109.0%,

remaining above the

prudential requirement communicated

by FINMA.

The movement in

the NSFR was

driven
by a decrease

of CHF 1.7bn

in required stable

funding to

CHF 122.3bn, mainly

due to a

decrease in the

loan portfolio.
The NSFR

was also

impacted by

a decrease

of CHF 1.9bn

in available

stable funding

to CHF 133.3bn,

primarily due

to
the maturity decay of funding instruments.
KM1: Key metrics
CHF m, except where indicated
30.9.23 30.6.23 31.3.23 31.12.22 30.9.22
Available capital (amounts)
1
1 Common Equity Tier 1 (CET1)
2

13,015

12,958

12,602

12,492

12,948
2 Tier 1
2

16,115

16,058

15,702

15,592

16,060
3 Total capital
2

16,115

16,058

15,702

15,592

16,060
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

87,838

88,130

90,129

88,602

93,531
4a Minimum capital requirement
3

7,027

7,050

7,210

7,088

7,482
4b Total risk-weighted assets (pre-floor)

79,310

80,689

84,373

81,161

82,580
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
2

14.82

14.70

13.98

14.10

13.84
6 Tier 1 ratio (%)
2

18.35

18.22

17.42

17.60

17.17
7 Total capital ratio (%)
2

18.35

18.22

17.42

17.60

17.17
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.10

0.08

0.07

0.04

0.02
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.65

0.67

0.66

0.65

0.65
10 Bank G-SIB and / or D-SIB additional requirements (%)
4

1.00

1.00

1.00

1.00

1.00
11 Total of bank CET1 specific buffer requirements (%)
5

3.60

3.58

3.57

3.54

3.52
12 CET1 available after meeting the bank’s minimum capital requirements (%)

10.32

10.20

9.42

9.60

9.17
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

257,419

256,015

251,086

243,946

282,190
14 Basel III leverage ratio (%)
2

6.26

6.27

6.25

6.39

5.69
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

49,915

42,881

36,762

32,420

63,290
16 Total net cash outflow

35,846

30,582

25,624

27,438

45,792
16a of which: cash outflows

44,655

40,278

42,119

44,646

58,510
16b of which: cash inflows

8,809

9,696

16,495

17,208

12,718
17 LCR (%)

139.25

140.22

143.47

118.16

138.21
Net stable funding ratio (NSFR)
18 Total available stable funding

133,255

135,120

133,863

151,197

171,288
19 Total required stable funding

122,269

123,928

127,635

126,181

126,717
20 NSFR (%)

108.98

109.03

104.88

119.83

135.17
1 Net income and dividend accruals will only be

recognized in the fourth quarter of 2023.

2 Credit Suisse has a transitional relief of

recognizing CECL allowances and provisions in CET1 capital in accordance with
FINMA Circular 2013/1 “Eligible capital – banks” until 30 June 2024.

No transitional relief was applied for the periods presented.

3 Calculated as 8% of total RWA, based on

total capital minimum requirements,
excluding CET1 buffer

requirements.

4 Swiss SRB

going and gone

concern requirements and

information for Credit

Suisse (Schweiz) AG

consolidated are provided

below in this

section.

5 Excludes non-BCBS
countercyclical capital buffer requirements for risk-weighted positions that are directly or indirectly

backed by residential properties

in Switzerland.

6 Calculated based on an average

of 65 data points in the

third
quarter of 2023, 61 data points in the second quarter of 2023, 64 data points in the first quarter of 2023, 65 data points in the fourth quarter of 2022 and

66 data points in the third quarter of 2022.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG consolidated

41
Swiss systemically relevant bank going and gone concern

requirements and information
Credit Suisse (Schweiz) AG consolidated is considered a systemically relevant bank (an SRB) under

Swiss banking law and
is subject to

capital regulations on

a consolidated basis.

As of 30 September

2023, the going

concern capital and

leverage
ratio

requirements

for

Credit

Suisse

(Schweiz) AG

consolidated

were

14.33%

(including

a

countercyclical

buffer

of
0.75%) and 4.75%, respectively.
The Swiss SRB framework and going

concern requirements applicable to Credit Suisse (Schweiz) AG consolidated are the same as those applicable to Credit Suisse AG consolidated, excluding the Pillar 2 add-on. The gone concern requirement corresponds to 62% of the Credit

Suisse AG consolidated going concern requirements, excluding the Pillar 2 add-on and
countercyclical buffer requirements.
The

gone

concern

requirements

were

8.42%

for

the

RWA-based

requirement

and

2.95%

for

the

leverage

ratio
denominator-based requirement.
Swiss SRB going and gone concern requirements and information
As of 30.9.23 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going

concern capital

14.33
1

12,587

4.75
1

12,227
Common equity tier 1 capital

10.03

8,810

3.25

8,366
of which: minimum capital

4.50

3,953

1.50

3,861
of which: buffer capital

4.78

4,199

1.75

4,505
of which: countercyclical buffer

0.75

658
Maximum additional tier 1 capital

4.30

3,777

1.50

3,861
of which: additional tier 1 capital

3.50

3,074

1.50

3,861
of which: additional tier 1 buffer capital

0.80

703
Eligible going concern capital
2
Total going concern capital

18.35

16,115

6.26

16,115
Common equity tier 1 capital

14.82

13,015

5.06

13,015
Total loss-absorbing additional tier 1 capital

3.53

3,100

1.20

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

3.53

3,100

1.20

3,100
Required gone concern capital
3
Total gone concern loss-absorbing capacity

8.42

7,396

2.95

7,581
of which: base requirement

7.97

7,004

2.79

7,182
of which: additional requirement for market share and LRD

0.45

392

0.16

399
Eligible gone concern capital
Total gone concern loss-absorbing capacity

10.27

9,025

3.51

9,025
TLAC-eligible senior unsecured debt

10.27

9,025

3.51

9,025
Total loss-absorbing capacity
Required total loss-absorbing capacity

22.75

19,982

7.70

19,808
Eligible total loss-absorbing capacity

28.62

25,140

9.77

25,140
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

87,838
Leverage ratio denominator

257,419
1 Includes applicable add-ons of 0.72% for risk-weighted assets (RWA) and 0.25% for leverage ratio denominator (LRD).

2 Net income and dividend accruals will only be recognized in the fourth quarter of 2023.

3 A maximum of 25% of the

gone concern requirements can be met

with instruments that have a remaining

maturity of between one and two

years. Once at least 75% of

the minimum gone concern requirement
has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG consolidated

42
Swiss SRB going and gone concern information
CHF m, except where indicated 30.9.23 30.6.23
Eligible going concern capital
1
Total going concern capital

16,115

16,058
Total tier 1 capital

16,115

16,058
Common equity tier 1 capital

13,015

12,958
Total loss-absorbing additional tier 1 capital

3,100

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

3,100

3,100
Eligible gone concern capital
Total gone concern loss-absorbing capacity

9,025

9,300
TLAC-eligible senior unsecured debt

9,025

9,300
Total loss-absorbing capacity
Total loss-absorbing capacity

25,140

25,358
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

87,838

88,130
Leverage ratio denominator

257,419

256,015
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

18.3

18.2
of which: common equity tier 1 capital ratio

14.8

14.7
Gone concern loss-absorbing capacity ratio

10.3

10.6
Total loss-absorbing capacity ratio

28.6

28.8
Leverage ratios (%)
Going concern leverage ratio

6.3

6.3
of which: common equity tier 1 leverage ratio

5.1

5.1
Gone concern leverage ratio

3.5

3.6
Total loss-absorbing capacity leverage ratio

9.8

9.9
1 Net income and dividend accruals will only be recognized in the fourth quarter of 2023.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG standalone

43
Credit Suisse (Schweiz) AG standalone
Key metrics of the third quarter of 2023
The table below is based on Basel Committee on Banking Supervision

(BCBS) Basel III rules.

During the third quarter of 2023, the common equity tier 1 (CET1) capital of Credit Suisse

(Schweiz) AG standalone was
stable at CHF 11.9bn. Tier 1 capital was stable at CHF 15.0bn.
Risk-weighted assets (RWA) decreased by CHF 0.5bn to CHF 86.9bn during the third quarter of 2023, primarily driven by
lower credit risk.
Leverage ratio exposure

increased by

CHF 1.2bn to CHF 255.1bn,

mainly driven by

higher central bank

balances, partly
offset by lower lending exposure.

Correspondingly, the CET1

capital ratio

of Credit Suisse

(Schweiz) AG standalone increased

to 13.7%

from 13.6%, mainly
reflecting the decrease in RWA. The Basel III leverage

ratio was stable at 5.9%.
In

the

third

quarter

of

2023,

the

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

Credit

Suisse

(Schweiz) AG
standalone decreased 0.6 percentage points to 137.6%, remaining above the prudential requirement communicated

by
the Swiss Financial Market

Supervisory Authority (FINMA). The

movement in the average

LCR was driven by an

increase
of

CHF 5.2bn

in

net

cash

outflows

to

CHF 36.2bn

due

to

lower

inflows

from

loans

and

higher

cash

outflows

from
deposits. This

was mostly

offset by

a CHF 7.0bn

increase in

high-quality liquid

assets to

CHF 49.9bn, mainly

due to

an
increase in cash held at central banks.
As of

30 September 2023,

the net

stable funding

ratio (the

NSFR) of

Credit Suisse

(Schweiz) AG standalone

decreased
0.3 percentage points to

109.4%, remaining above

the prudential requirement

communicated by FINMA.

The movement
in the NSFR was driven by a decrease of CHF 1.6bn in required stable funding to CHF 120.1bn, mainly due to a decrease in the loan

portfolio. The NSFR

was also impacted

by a decrease

of CHF 2.1bn in

available stable funding

to CHF 131.4bn,
primarily due to the maturity decay of funding instruments

.
As of 30 September 2023, Credit Suisse (Schweiz) AG standalone held assets with a carrying value

of CHF 913m

that are
pledged under

the covered

bonds program

of Credit

Suisse AG and

for which

the related

liabilities of

CHF 552m as

of
30 September 2023 are reported by Credit Suisse AG.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG standalone

44
KM1: Key metrics
CHF m, except where indicated
30.9.23 30.6.23 31.3.23 31.12.22 30.9.22
Available capital (amounts)
1
1 Common Equity Tier 1 (CET1)
2

11,918

11,884

11,841

11,724

12,243
2 Tier 1
2

15,018

14,984

14,941

14,824

15,355
3 Total capital
2

15,018

14,984

14,941

14,824

15,355
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

86,893

87,414

90,414

88,949

93,610
4a Minimum capital requirement
3

6,951

6,993

7,233

7,116

7,489
4b Total risk-weighted assets (pre-floor)

77,422

78,910

82,666

79,565

80,853
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)
2

13.72

13.60

13.10

13.18

13.08
6 Tier 1 ratio (%)
2

17.28

17.14

16.53

16.67

16.40
7 Total capital ratio (%)
2

17.28

17.14

16.53

16.67

16.40
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.10

0.08

0.07

0.04

0.02
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.66

0.68

0.66

0.65

0.65
10 Bank G-SIB and / or D-SIB additional requirements (%)
4

1.00

1.00

1.00

1.00

1.00
11 Total of bank CET1 specific buffer requirements (%)
5

3.60

3.58

3.57

3.54

3.52
12 CET1 available after meeting the bank’s minimum capital requirements (%)

9.22

9.10

8.53

8.67

8.40
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

255,147

253,987

249,268

242,288

280,227
14 Basel III leverage ratio (%)
2

5.89

5.90

5.99

6.12

5.48
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

49,864

42,858

36,752

32,410

63,280
16 Total net cash outflow

36,226

31,007

25,984

27,787

46,118
16a of which: cash outflows

44,956

40,563

42,376

44,836

58,737
16b of which: cash inflows

8,730

9,556

16,392

17,049

12,619
17 LCR (%)

137.65

138.22

141.44

116.64

137.21
Net stable funding ratio (NSFR)
7
18 Total available stable funding

131,427

133,504

132,048

149,441

169,589
19 Total required stable funding

120,124

121,686

124,582

123,162

125,130
20 NSFR (%)

109.41

109.71

105.99

121.34

135.53
1 Net income and dividend accruals will only be

recognized in the fourth quarter of 2023.

2 Credit Suisse has a transitional relief of

recognizing CECL allowances and provisions in CET1

capital in accordance with
FINMA Circular 2013/1 “Eligible capital – banks” until

30 June 2024. No transitional relief was

applied for the periods presented.

3 Calculated as 8% of total RWA, based on

total capital minimum requirements,
excluding CET1 buffer

requirements.

4 Swiss

SRB going

and gone concern

requirements and

information for

Credit Suisse

(Schweiz) AG

standalone are

provided below in

this section.

5 Excludes non-BCBS
countercyclical capital buffer requirements for

risk-weighted positions that are directly

or indirectly backed by

residential properties in Switzerland.

6 Calculated based on an

average of 65 data points

in the third
quarter of 2023, 61 data points in the second quarter of 2023,

64 data points in the first quarter of 2023, 65 data points

in the fourth quarter of 2022 and 66 data points in the

third quarter of 2022.

7 Based on
the Liquidity Ordinance, Credit Suisse AG

standalone is allowed to fulfill the minimum NSFR

of 100% by taking into consideration any excess

funding of Credit Suisse (Schweiz) AG standalone,

and Credit Suisse AG
standalone has an NSFR requirement of at least 80% without taking into consideration any such excess funding. Credit Suisse (Schweiz)

AG must always fulfill the NSFR of at least 100% on a standalone basis.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG standalone

45
Swiss systemically relevant bank going and gone concern

requirements and information
Credit Suisse (Schweiz) AG

standalone is considered

a systemically relevant

bank (an SRB) under

Swiss banking law

and
is subject to capital regulations on a standalone basis. As of 30 September 2023, the going concern capital and leverage ratio requirements for Credit Suisse (Schweiz) AG standalone were 14.34% (including a countercyclical buffer of 0.76%)
and 4.75%, respectively.
The Swiss SRB framework

and going concern requirements

applicable to Credit

Suisse (Schweiz) AG standalone

are the
same as those applicable to Credit Suisse AG consolidated, excluding the Pillar 2 add-on. The gone concern requirement corresponds to 62% of the Credit

Suisse AG consolidated going concern requirements, excluding the Pillar 2 add-on and
countercyclical buffer requirements.
The

gone

concern

requirements

were

8.42%

for

the

RWA-based

requirement

and

2.95%

for

the

leverage

ratio
denominator-based requirement.
Swiss SRB going and gone concern requirements and information
As of 30.9.23 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.34
1

12,459

4.75
1

12,119
Common equity tier 1 capital

10.04

8,723

3.25

8,292
of which: minimum capital

4.50

3,910

1.50

3,827
of which: buffer capital

4.78

4,154

1.75

4,465
of which: countercyclical buffer

0.76

659
Maximum additional tier 1 capital

4.30

3,736

1.50

3,827
of which: additional tier 1 capital

3.50

3,041

1.50

3,827
of which: additional tier 1 buffer capital

0.80

695
Eligible going concern capital
2
Total going concern capital

17.28

15,018

5.89

15,018
Common equity tier 1 capital

13.72

11,918

4.67

11,918
Total loss-absorbing additional tier 1 capital

3.57

3,100

1.21

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

3.57

3,100

1.21

3,100
Required gone concern capital
3
Total gone concern loss-absorbing capacity

8.42

7,316

2.95

7,514
of which: base requirement

7.97

6,928

2.79

7,119
of which: additional requirement for market share and LRD

0.45

388

0.16

395
Eligible gone concern capital
Total gone concern loss-absorbing capacity

10.39

9,025

3.54

9,025
TLAC-eligible senior unsecured debt

10.39

9,025

3.54

9,025
Total loss-absorbing capacity
Required total loss-absorbing capacity

22.76

19,775

7.70

19,634
Eligible total loss-absorbing capacity

27.67

24,043

9.42

24,043
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

86,893
Leverage ratio denominator

255,147
1 Includes applicable add-ons of 0.72% for risk-weighted assets (RWA) and

0.25% for leverage ratio denominator (LRD).

2 Net income and dividend accruals will only be recognized in the fourth quarter of 2023.

3 A maximum of 25% of the

gone concern requirements can be

met with instruments that have a

remaining maturity of between one

and two years. Once

at least 75% of the minimum

gone concern requirement
has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse (Schweiz) AG standalone

46
Swiss SRB going and gone concern information
CHF m, except where indicated 30.9.23 30.6.23
Eligible going concern capital
1
Total going concern capital

15,018

14,984
Total tier 1 capital

15,018

14,984
Common equity tier 1 capital

11,918

11,884
Total loss-absorbing additional tier 1 capital

3,100

3,100
of which: high-trigger loss-absorbing additional tier 1 capital

3,100

3,100
Eligible gone concern capital
Total gone concern loss-absorbing capacity

9,025

9,300
TLAC-eligible senior unsecured debt

9,025

9,300
Total loss-absorbing capacity
Total loss-absorbing capacity

24,043

24,284
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

86,893

87,414
Leverage ratio denominator

255,147

253,987
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

17.3

17.1
of which: common equity tier 1 capital ratio

13.7

13.6
Gone concern loss-absorbing capacity ratio

10.4

10.6
Total loss-absorbing capacity ratio

27.7

27.8
Leverage ratios (%)
Going concern leverage ratio

5.9

5.9
of which: common equity tier 1 leverage ratio

4.7

4.7
Gone concern leverage ratio

3.5

3.7
Total loss-absorbing capacity leverage ratio

9.4

9.6
1 Net income and dividend accruals will only be recognized in the fourth quarter of 2023.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse International standalone

47
Credit Suisse International standalone
The table below provides information about the regulatory capital components,

capital ratios, leverage ratio and liquidity
of Credit Suisse International standalone based on Basel Committee on Banking Supervision (BCBS) Pillar 1 requirements and in accordance

with UK Prudential

Regulatory Authority

regulations and International

Financial Reporting

Standards
(IFRS).
During the third

quarter of

2023, the common

equity tier 1

capital of

Credit Suisse

International standalone

decreased
by USD 1.3bn

to USD 13.2bn

from USD 14.6bn,

mainly due

to a

USD 1.1bn dividend

payment. Total

capital decreased
by

USD 1.3bn

to

USD 14.4bn

from

USD 15.8bn

in

the

third

quarter

of

2023.

Risk-weighted

assets

decreased

by
USD 6.6bn to USD 42.0bn from USD 48.6bn in the third quarter of 2023, mainly driven by a decrease in market risk due to a

decrease in

business activity.

Leverage ratio

exposure decreased

by USD 9.0bn

to USD 89.3bn,

mainly reflecting

a
decrease in reverse repos due to lower high-quality liquid asset

(HQLA) sourcing and a decrease in trading inventory and
cash.
The average liquidity

coverage ratio

was 221.0%, compared

with 197.0% in

the second quarter

of 2023. The

increase
was driven by

a decrease

of USD 3.4bn in

net outflows,

primarily due

to a decrease

in derivative

outflows and

secured
funding. HQLA decreased by USD 4.7bn, largely due to a decrease in treasury-controlled assets.
The

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse

International

standalone

remained

above

the

regulatory
requirement of

100%, at

126.1%, compared

with 128.1%

in the

second quarter

of 2023.

The NSFR

was driven

by a
decrease of USD 3.7bn in

required stable funding,

mainly driven by

decreases in trading inventory

and unsecured lending.
This was partly

offset by a

decrease of USD 5.2bn

in available stable

funding, mainly driven

by a decrease

in unsecured
borrowings.
KM1: Key metrics
USD m, except where indicated
30.9.23 30.6.23 31.3.23 31.12.22
1
30.9.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

13,244

14,589

14,951

14,609

14,859
2 Tier 1

14,444

15,789

16,151

15,809

14,859
3 Total capital

14,447

15,792

16,154

15,812

14,863
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

42,012

48,633

49,042

60,646

57,706
4a Minimum capital requirement
2

3,361

3,891

3,923

4,852

4,616
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

31.52

30.00

30.49

24.09

25.75
6 Tier 1 ratio (%)

34.38

32.47

32.93

26.07

25.75
7 Total capital ratio (%)

34.39

32.47

32.94

26.07

25.76
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.76

0.49

0.45

0.41

0.08
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

3.26

2.99

2.95

2.91

2.58
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3

26.39

24.47

24.94

18.07

17.76
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

89,344

98,366

112,642

126,360

160,024
14 Basel III leverage ratio (%)
4

16.17

16.05

14.34

12.51

9.29
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

15,411

20,095

23,899

25,457

27,964
16 Total net cash outflow

8,091

11,471

14,906

16,608

17,478
17 LCR (%)

220.97

197.04

162.79

150.42

159.31
Net stable funding ratio (NSFR)
6
18 Total available stable funding

34,581

39,764

44,280

49,315
19 Total required stable funding

27,375

31,086

34,728

38,717
20 NSFR (%)

126.10

128.14

127.51

127.54
1 Comparative information has been aligned with Credit Suisse International standalone’s final 2022 audited financial statements.

2 Calculated as 8% of total RWA, based on total minimum capital requirements, excluding CET1 buffer requirements.

3 This represents the CET1 ratio that is available for meeting buffer requirements. It is calculated as the CET1 ratio minus 4.5% and after considering, where applicable, CET1
capital that was used

to meet the BIS

additional tier 1

minimum requirement of

1.5% and / or

the BIS tier 2

minimum requirement of

2% under Pillar 1.

4 On the basis

of tier 1 capital.

5 Based on

Pillar 1
requirements; calculated using a 12-month average.

6 The net stable funding ratio requirement became effective as of 1 January 2022 and related disclosures came into effect in the first quarter of 2023.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse Holdings (USA), Inc. consolidated

48
Credit Suisse Holdings (USA), Inc. consolidated
The table below provides

information about the regulatory

capital components and capital,

liquidity and leverage ratios
of

Credit

Suisse

Holdings

(USA),

Inc.

consolidated,

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Pillar 1
requirements and in accordance

with US Basel III rules.
Effective 1 October 2022 and through 30 September 2023, Credit

Suisse Holdings (USA), Inc. is subject

to a stress capital
buffer

(an

SCB)

of

9.0%,

in

addition

to

the

minimum

capital

requirements.

The

SCB

was

determined

by

the

Federal
Reserve Board (the

FRB) following

the completion

of the 2022

Comprehensive Capital

Analysis and Review

(the CCAR)
based on

Dodd–Frank

Act Stress

Test (DFAST)

results

and planned

future

dividends.

Based on

the

results of

the

2023
CCAR,

the

SCB

has

been

adjusted

to

7.2%

effective

1 October

2023.

The

SCB,

which

replaces

the

static

capital
conservation buffer of 2.5%, is subject to change on an

annual basis or as otherwise determined by the FRB.

During the third

quarter of 2023,

the common equity

tier 1 (CET1) ratio of

Credit Suisse Holdings

(USA), Inc. consolidated
increased to

57.9% from

52.5%, as

risk-weighted assets

(RWA) decreased

by USD 3.6bn

to USD 16.8bn,

which more
than offset losses for the quarter of USD 1.0bn.

The decrease in RWA was driven by

decreases

of USD 2.0bn in credit risk
RWA

and

USD 1.6bn

in

market

risk

RWA.

Leverage

ratio

exposure,

calculated

on

an

average

basis,

decreased

by
USD 8.9bn to USD 33.9bn,

due to

reductions in virtually

all asset

categories,

driven by

overall business and

risk reductions.
The

average

liquidity

coverage

ratio

(the

LCR)

of

Credit

Suisse

Holdings

(USA),

Inc.

consolidated

increased
38.3 percentage

points

to

331.3%,

mostly

driven

by

a

decrease

of

USD 1.3bn

in

net

cash

outflows,

the

largest
components

of

which

were

reductions

in

unsecured

funding

and

a

reduction

of

mark-to-market

risk

measure

on
derivatives.
The average net

stable funding ratio

(the NSFR) of

Credit Suisse Holding

s

(USA), Inc. consolidated

remained well above
the regulatory

requirement of

100%, at

232.2% for

the third

quarter of

2023, an

increase of

12.6 percentage

points
compared with 219.6% in

the second quarter

of 2023. The NSFR

movement was driven

by a decrease of

USD 2.5bn in
required stable funding, which was due to a reduction of

the loans and securities held and a decrease in current income tax assets. The

NSFR was also

impacted by

a decrease

of USD 4.2bn in

available stable

funding, which

was driven

by a
reduction in balance sheet assets and a reduction in regulatory capital.

30 September 2023 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse Holdings (USA), Inc. consolidated

49
KM1: Key metrics
1
USD m, except where indicated
30.9.23 30.6.23
2
31.3.23 31.12.22 30.9.22
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

9,756

10,758

12,491

12,405

13,041
2 Tier 1

10,279

11,281

13,013

12,928

13,563
3 Total capital

10,346

11,348

13,080

13,037

13,668
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

16,841

20,480

31,762

44,644

52,368
4a Minimum capital requirement
3

1,347

1,638

2,541

3,572

4,189
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

57.9

52.5

39.3

27.8

24.9
6 Tier 1 ratio (%)

61.0

55.1

41.0

29.0

25.9
7 Total capital ratio (%)

61.4

55.4

41.2

29.2

26.1
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
8a US stress capital buffer requirement (%)

9.0

9.0

9.0

9.0

6.9
9 Countercyclical buffer requirement (%)

0.3

0.3

0.3

0.3

0.0
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

2.8

2.8

2.8

2.8

2.5
11a US total bank specific capital buffer requirements (%)

9.3

9.3

9.3

9.3

6.9
12
CET1 available after meeting the bank’s minimum capital requirements (%)
4

53.4

47.4

33.2

21.2

18.1
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

33,906

42,802

55,789

65,298

87,803
14 Basel III leverage ratio (%)
5

30.3

26.4

23.3

19.8

15.4
14a Total Basel III supplementary leverage ratio exposure measure

40,848

51,433

66,825

78,593

98,033
14b Basel III supplementary leverage ratio (%)
5

25.2

21.9

19.5

16.4

13.8
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

16,367

17,043

16,740

17,383

25,246
16 Total net cash outflow

4,987

6,271

12,181

11,884

7,727
17 LCR (%)

331.3

293.0

139.4

150.1

404.2
Net stable funding ratio (NSFR)
6
18 Total available stable funding

20,804

25,031

27,503
19 Total required stable funding

8,965

11,434

14,527
20 NSFR (%)

232.2

219.6

189.8
1 The net stable funding ratio requirement became effective as of 1 July 2021 and related disclosures came into effect in the second quarter of 2023.

2 Comparative information has been aligned with Credit Suisse
Holdings (USA), Inc standalone’s final second quarter of 2023 financial statements.

3 Calculated as 8% of total RWA, based on total minimum capital requirements, excluding CET1 buffer requirements.

4 Reflects
the CET1 ratio that

is available for

meeting buffer requirements.

Calculated as the CET1

ratio less the

BIS CET1 ratio minimum

requirement of 4.5% and

after considering, where applicable,

CET1 capital that was
used to meet

the BIS additional

tier 1 minimum

requirement of 1.5%

and/or the BIS

tier 2 minimum

requirement of 2%

under Pillar 1.

5 On the basis

of tier 1

capital.

6 Figures are calculated

on a quarterly
average.

30 September 2023 Pillar 3 Report |
Appendix

50
Appendix
Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
A-IRB

advanced internal ratings-
based
AIV

alternative investment
vehicle
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEA

Commodity Exchange Act
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DE&I

diversity, equity and
inclusion
DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ESR

environmental and social
risk
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FA

financial advisor
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory & Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

International Financial
Reporting Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

30 September 2023 Pillar 3 Report |
Appendix

51
Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
P&L

profit or loss
Q
QCCP

Qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SI

sustainable investing or
sustainable investment
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SRM

specific risk measure
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may
appear in this particular report.

30 September 2023 Pillar 3 Report |
Appendix

52
Cautionary Statement

|

This report

and the

information contained

herein are provided

solely for

information purposes,

and are

not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent Annual Report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors
, for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
UBS AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
Credit Suisse AG
By: _/s/

Simon Grimwood __________
Name:

Simon Grimwood
Title:

Chief Financial Officer
By: _/s/

Damian Vogel

_____________
Name:

Damian Vogel
Title:

Chief Risk Officer
Date:

November 7, 2023